

ANNUAL REPORT AND FINANCIAL STATEMENTS 2023

FRONTLINE PLC

CONTENTS

Throughout this annual report, the "Company," "we," "us" and "our" all refer to Frontline plc and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers, or VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 111,000 to 115,000 dwt. The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today's operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as; de-rating to improve specific fuel consumption at today's market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements. Unless otherwise indicated, all references to "USD," "US$" and "$" in this annual report are U.S. dollars.

FRONTLINE PLC
BOARD OF DIRECTORS AND OTHER OFFICERS
2023

Our directors and executive officers, along with start or end date to the extent applicable to the reporting period, are as follows:

Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O'Shaughnessy	Non-Executive Director and Audit Committee Chairman	not applicable	not applicable
Ole B. Hjertaker	Non-Executive Director	not applicable	not applicable
Steen Jakobsen	Non-Executive Director	not applicable	not applicable
Marios Demetriades	Non-Executive Director and Audit Committee member	not applicable	not applicable
Cato Stonex	Non-Executive Director	December 12, 2023	not applicable
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable
Inger M. Klemp	Chief Financial Officer of Frontline Management AS	not applicable	not applicable

Certain biographical information about each of our current directors and executive officers is set forth below.

Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon has served as a director of Flex LNG Ltd. since June 2017 and is also a director and Chairman of Golden Ocean and a director of Erik Thun AB. Mr Lorentzon was appointed Chairman of the Company in May 2021.

John Fredriksen has served as a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mr. Fredriksen is also a Director of a related party Golden Ocean, a Bermuda company listed on Nasdaq and the OSE whose principal shareholder is Hemen.

James O'Shaughnessy has been a Director and member of the Audit Committee of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O'Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy also serves as a director and member of the audit committees of SFL, Golden Ocean, Archer Limited, Avance Gas, CG Insurance Group and Catalina General and a director of Brit Re.

Ole B. Hjertaker has been a Director of the Company since May 2022. Mr. Hjertaker is employed by SFL Management AS and has served as Chief Executive Officer since July 2009, prior to which he served as Chief Financial Officer from September 2006. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/ transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of SFL Corporation Ltd. and as chairman of NorAm Drilling AS.

Steen Jakobsen has served as a director of Flex LNG Ltd. since March 2021. Mr. Jakobsen joined Saxo Bank in 2000 and serves as Chief Investment Officer. Mr. Jakobsen was the founder of then Saxo Bank's renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp, Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.

Marios Demetriades has been a Director of the Company since October 2022 and member of the audit committee since November 2022. Mr. Demetriades is an experienced financial services professional with significant experience as a Non-Executive Director in various listed and private companies in the banking, infrastructure and shipping industries, namely as Non-Executive Director and Chairman of the audit and risk committees of Gordian Holdings Ltd.; Non-Executive Director and member of the audit and risk committees of FxPro Financial Services Ltd.; Non-Executive Director, Chairman of the audit committee and member of the risk and compliance committees of BnkPro Europe Ltd and BnkPro Ltd.; and Non-Executive Director and Deputy Chairman of ADS Maritime Holdings. He previously served as the Minister of Transport, Communications and Works for the Republic of Cyprus from 2014 to 2018 and held various positions in the accounting, investment and banking sectors. He is a qualified Chartered Accountant and Chartered Financial Analyst holder and a member of the CFA Institute, the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Cyprus (ICPAC). Mr. Demetriades is a Cypriot citizen and resides in Cyprus.

Cato Stonex has been a Director of the Company since December 2023. Mr. Stonex has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focussed on stock picking in small and mid cap equities, largely in Europe. In 2021 Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee, and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank.

Lars H. Barstad has served as Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has close to 18 years' experience in the wider shipping and oil trading industry, firstly as Director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006 and served as principal financial officer of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean from September 2007 to March 2015. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Danske Bank A/S.

K. C. SAVERIADES & CO. LLC
COMPANY SECRETARY
John Kennedy Street,
IRIS House, Office 740B,
3106 Limassol, Cyprus

FRONTLINE PLC
STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OTHER RESPONSIBLE
PERSONS OF THE COMPANY FOR THE FINANCIAL STATEMENTS
2023

In accordance with Article 9 sections (3c) and (7) of the Transparency Requirements (Securities for Trading on Regulated Markets) Law of 2007, 2009, 2012 and 2016 of Cyprus ("Law") we, the members of the Board of Directors and other responsible persons for the consolidated financial statements and the financial statements of Frontline Plc ("the Company"), for the year ended December 31, 2023 confirm that, to the best of our knowledge:

a) the consolidated financial statements and the financial statements of the Company for the year ended December 31, 2023 which are presented on pages 47 to 115.

(i) were prepared in accordance with International Financial Reporting Standards, as adopted by the European Union in accordance with provisions of Article 9, section 4 of the Law, and
(ii) give a true and fair view of the assets and liabilities, the financial position and the profit or losses of Frontline Plc, and the business that are included in the financial statements as a total, and

b) the Management Report provides a fair review of the developments and the performance of the business as well as the financial position of Frontline Plc, together with a description of the principal risks and uncertainties that they are facing.

Limassol, April 26, 2024

Ola Lorentzon
Chairman and Non-Executive Director

John Fredriksen
Non-Executive Director


James O'Shaughnessy
Non-Executive Director and Audit Committee Chairman

Ole B. Hjertaker
Non-Executive Director

Steen Jakobsen
Non-Executive Director

Marios Demetriades
Non-Executive Director and member of the Audit Committee

Cato Stonex
Non-Executive Director


Lars H. Barstad
Chief Executive Officer of Frontline Management AS

Inger M. Klemp
Chief Financial Officer of Frontline Management AS

FRONTLINE PLC
CORPORATE GOVERNANCE REPORT
2023

Introduction

The Company was registered and is validly existing and in good standing as a Cyprus public company limited by shares, under registration number 442213 as from December 30, 2022 following its redomiciliation from Bermuda to Cyprus pursuant to the provisions of sections 354 B-H of the Cyprus Companies' Law Cap. 113 (the "Law").

The Amended and Restated Memorandum and Articles of Association of the Company were approved by a special resolution of the shareholders of the Company dated December 20, 2022 and were rendered effective by operation of law on December 30, 2022, the date on which the Company was officially redomiciled to Cyprus. The purposes and powers of the Company are set forth in section 3(1)-(44) of the Company's Memorandum of Association.

Prior to the redomiciliation, Frontline Ltd.'s ordinary shares were listed on the New York Stock Exchange ("NYSE") and Oslo Stock Exchange ("OSE") under the symbol "FRO." Upon effectiveness of the Redomiciliation, Frontline plc's ordinary shares continue to be listed on the NYSE and OSE. The NYSE is our primary listing and the OSE is our secondary listing.

Part A

In accordance with section 4.4(1) of the Oslo Børs Rule Book II, as a Company registered in Cyprus with a secondary listing on the OSE and with Norway as its host state, we may prepare our corporate governance report in accordance with a code of practice equivalent to the Norwegian Code of Practice for Corporate Governance that is applicable in the state where we are registered or in our primary market. We do not use the code of practice applicable in our primary market as pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. As such, we have prepared this corporate governance report in accordance with the Cyprus Stock Exchange Corporate Governance Code 5th revised edition - January 2019 ("CSE Code") which is publicly available on the Cyprus Stock Exchange's website at www.cse.com.cy. In April 2024, a 6th revised edition of the CSE Code was issued which the Company will consider for its 2024 report.

The Company is not required to comply with the CSE Code, the Norwegian Code of Practice for Corporate Governance, or the corporate governance practices followed by U.S. companies under the NYSE listing standards. The Company has reported the extent to which its current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code on a comply or explain basis. The Company's corporate governance practices as documented herein are applicable throughout the consolidated group to which it belongs.

Part B

The Company's current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code, except as follows:

- A.1.2 and A.1.3 - The Board does not currently have a formal schedule of matters specifically reserved for its decision. Although a schedule has not yet been formalized, the required matters as per the provision are subject to the Board of Directors' decisions.
- A.2.2 - The Board of Directors is comprised of non-executive directors only who are responsible for overseeing our management led by our Chief Executive Officer. The Board of Directors considers this to be an appropriate governance and management structure.
- A.4.1 - The Nomination Committee is comprised of two directors neither of which is designated as the Chairman. The designation of a Chairman is not considered necessary given the composition of the committee.
- C.3.7 - The Board has not appointed an executive as the Compliance with Code of Corporate Governance Officer as the Company is not required to comply with such a code.
- C.3.10 - the Company's internal audit function does not follow the International Standards for the Professional practice of Internal Auditing, of the International Institute of Internal Auditors. Instead, the Company's internal audit function follows the relevant standards to support Management's annual report on internal control over financial reporting as described in the report.

Corporate Governance Report 2023

The Board of Directors believes that sound corporate governance constitutes a fundamental factor in achieving the Company's business strategy for the long-term benefit of its shareholders and all other stakeholders. The Board of Directors acknowledges that there is an on-going process of formulating corporate governance practices based on both international and local conditions. In light of the above, the following confirmations and reports are made:

1. Board of Directors

The Board of Directors is comprised of the following non-executive directors who are responsible for overseeing our management:

Name	Age	Position
Ola Lorentzon	74	Chairman and Non-Executive Director
John Fredriksen	79	Non-Executive Director
James O'Shaughnessy	60	Non-Executive Director and Audit Committee Chairman
Ole B. Hjertaker	57	Non-Executive Director
Steen Jakobsen	59	Non-Executive Director
Marios Demetriades	52	Non-Executive Director and member of the Audit Committee
Cato Stonex	60	Non-Executive Director

The Company's objective is to appoint board members with diversified educational and professional backgrounds in order to reflect a sufficiently wide range of experiences of corporate finance and/or the shipping industry, irrespective of age or gender.

As permitted under Cyprus law and our Articles of Association, five members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O'Shaughnessy, Mr. Steen Jakobsen, Mr. Marios Demetriades, and Mr. Cato Stonex are independent.

The Directors may exercise all the powers of the Company (save than those powers vested by Law or the Articles of Association to the General Meeting) including but not limited to borrowing or raising money, charging or mortgaging the Company's undertaking, property or uncalled capital, issuing of debentures, debenture stock and other securities as security for any debt, loss or obligation of the Company or any third party and managing the day to day business affairs of the Company.

The Directors may grant retirement pensions or annuities or other gratuities or allowances including allowances on death to any Director or to the widow of or the dependents of any Director in respect of services rendered by him to the Company. Furthermore, the Company may make payments towards insurances or trusts in respect of a Director and may include rights in respect of such pensions, annuities and allowances in a Director's terms of engagement, without being precluded from granting such retirement pensions or annuities or other gratuities or allowances not as a part and independently of the terms of any engagement but upon the retirement, resignation or death of a Director as the Board of Directors may decide. The Directors may also establish and maintain any employees' share scheme, share option or share incentive scheme approved by ordinary resolution of the shareholders whereby selected employees (including Directors) are given the opportunity of acquiring shares in the capital of the Company.

Pursuant to the Articles of Association the following Directors' Committees each comprising of two Directors have been constituted:
- i. Audit Committee;
- ii. Nomination Committee;
- iii. Remuneration Committee.

Our Audit Committee currently consists of two independent directors, Mr. James O'Shaughnessy, the Audit Committee Chairman and Financial Expert, and Mr. Marios Demetriades.

Our nomination committee consists of one independent director, Mr. Ola Lorentzon, and one director, Mr. Ole B. Hjertaker, and is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Our remuneration committee consists of two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades, and is responsible for establishing the executive officers' compensation and benefits.

The Board of Directors met 14 times in the year ended December 31, 2023.

All the scheduled board meetings held each year are in principle physically held in Cyprus unless exceptionally another location is appropriate.

Pursuant to the Articles of Association and the Law, the minimum number of Directors shall be not less than two and pursuant to the Articles of Association the maximum number shall be limited to seven. The minimum and maximum number of directors can be increased or decreased by ordinary resolution of the General Meeting. Save if the majority of the Directors are residents of Cyprus the majority of Directors may not be resident of the same jurisdiction.

The Law and the Articles of Association do not prohibit a director from being a party to or otherwise having an interest in any transaction or arrangement with the Company or in which the Company is otherwise interested. However, a Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the procedure specified by the Law. Furthermore pursuant to Article 93 of the Articles of Association any Director or any company or partnership which or of which any Director is a shareholder, partner or director may transact with the Company and share in the profits of any contract or arrangement with the Company as if he were not a Director and to personally gain any profit or benefit that may result as a consequence of such contract or arrangement. A Director shall not vote on any subject in respect of such contract or arrangement and if he does so vote his vote shall not be counted and shall also not be counted for the purpose of determining whether a quorum is present at the meeting of the Directors.

Directors are elected or re-elected by an ordinary resolution of the shareholders in a General Meeting. In the premises, a person holding a majority of voting shares of the Company will be able to elect all of the Directors and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Law or the Articles of Association of the Company and the Company's Articles of Association do not contain any super-majority voting requirements.

Pursuant to the Articles of Association, Directors hold office for a period of one year from the date of their appointment or until the following Annual General Meeting of the Company (if their appointment was effected after the date of the previous Annual General Meeting) whereby they shall be eligible at the following Annual General Meeting to re-election for subsequent one year terms.

The existing Directors and the shareholders by ordinary resolution in a General Meeting have the right to appoint at any time and from time to time any persons as Directors either to fill a vacant position or in addition to the existing directors subject to the maximum number specified in the Articles of Association.

There are also procedures in the Articles of Association for the removal of one or more directors by the shareholders before the expiration of his or her term of office. Shareholders holding 5% or more of the voting shares of the Company may require the Directors to convene a shareholder meeting to consider a resolution for the removal of a director or place a proposal for such resolution in the agenda of a General Meeting already called by Directors. Such resolution can be approved by simple majority of the shareholders notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim the Director may have for damages for breach of any contract of service between him and the Company. Any vacancy created by such removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Directors.

Pursuant to the Articles of Association the office of Director shall be vacated if the Director:
i.   becomes bankrupt or makes any arrangement or composition with his creditors generally;
ii. becomes prohibited from being a Director by reason of (a) being convicted of an offence in connection with the promotion, formation or management of a company and (b) a Cyprus Court of appropriate jurisdiction has consequently issued an injunction prohibiting such Director from taking part in the management of a company for a period not exceeding five years;
iii. becomes of unsound mind;
iv. resigns by notice in writing to the Company; or
v.   shall for more than six months have been absent without permission of the Directors from at least three consecutive duly convened meetings of the Directors.

Pursuant to the Law, any provision whether contained in the articles of association or in any contract with a company to discharge any director of the company or to cover against any liability that under any rule of law he would otherwise have in respect of any negligence, omission, breach of duty or breach of trust such officer may be guilty of, shall be void. However, it is possible for a company to indemnify any such officer for any liability arising in him for the defense of any proceedings whether civil or criminal in which a judgement was made in his favor or in which he was acquitted.

In alignment with the Law, the Articles of Association (Article 143) provide that the Directors shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur by reason of any contract entered into or any act done, concurred in or omitted in or about the execution of their duties except such (if any) as they shall incur or sustain by or through their own willful act, neglect or default.

2. Director's Remuneration

Refer to the 2023 Remuneration Report for further details.

3. Accountability and Audit

We currently have an Audit Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. In 2018, Mr. James O'Shaughnessy was appointed to serve on the Audit Committee. Mr. James O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert. In 2022, Mr. Marios Demetriades was appointed to serve on the Audit Committee. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. Under Cyprus law, we are required to have an audit committee with a majority of independent members. The Audit Committee Charter, which is available on the Company's website, has been adopted by the Board of Directors and governs the operation of the Audit Committee.

Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report as of December 31, 2023. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

i.   Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company's management and directors; and
iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the Company's internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting as of December 31, 2023. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2023.

Changes in internal control over financial reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Going concern

The Company intends to continue to function as a going concern for the next twelve months. We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

4. Relationship with Shareholders

Shareholders Meetings

Pursuant to the Law and Article 51 of the Articles of Association each year the Company shall hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it and no more than 15 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting statutory requirement cannot be waived. All general meetings other than annual general meetings shall be designated as extraordinary general meetings. All business shall be deemed special that is transacted at an extraordinary general meeting and also all that is transacted at an annual general meeting with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of Directors and auditors, the re-election of Directors and the appointment of and fixing of auditors' remuneration.

Pursuant to Article 56 of the Company's Articles of Association the necessary quorum for any general meeting annual or extraordinary shall be at least three (3) members present in person or by proxy and entitled to vote. The Law does not impose specific quorum requirements for any specific transactions. If the Company has one shareholder, such shareholder present in person or by proxy shall constitute quorum for any general meeting.

Subject to the provisions of section 126 (1A) of the Law the Directors upon application by shareholders of the Company who hold at the date of filing of the application no less than 1/20th of the paid-up capital of the Company carrying the right to vote must immediately duly convene an extraordinary general meeting for the purposes specified in such application.

Subject to the provisions of sections 127 (B)(1)(a)(b) of the Law any shareholder or shareholders which hold at least 5% of the issued share capital representing at least 5% of total voting rights shall have the right to add an item to the agenda of an annual general meeting provided that each such item is accompanied by stated reasons justifying its inclusion or a proposed resolution for approval at the general meeting and place a proposed resolution on a matter on the agenda of a general meeting. Extraordinary General Meetings may also be called at the discretion of the Directors.

There shall be a 21 day notice in writing at least for all general meetings but in the case of a general meeting other than the annual general meeting or a meeting for the passing of a special resolution there shall be a 14 day notice provided the Company offers technical facilitation to its shareholders to vote through electronic means and a special resolution that shortens the notice period to 14 days has been approved in the immediately preceding annual general meeting or at a meeting conducted after that meeting. The Directors may fix any date as the record date for determining those shareholders entitled to receive notice of and vote at a meeting.

Pursuant to Article 80 of the Company's Articles of Association a resolution in writing approved by shareholders which in total represent at least 75% of voting shares shall be valid and effective as if the same had seen passed at a validly convened general meeting of the Company, provided that at least 28 clear days notice of the intention to propose the resolution is given to or served on all shareholders entitled to receive the resolution notice and to vote on the proposed resolution.

All general meetings are to be held at such time and place as the Directors shall determine. Following the Company's redomiciliation to Cyprus the Directors have resolved that all general meetings of the Company shall be held in Cyprus.

Actions requiring the sanction and approval of the General Meeting

The key matters which require the approval of the shareholders include the following:

1. Amendment of the Memorandum and Articles of Association (which requires approval of at least 75% of voting shares);

2. Increase of share capital (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

3. Reduction of share capital including the reduction of the share premium reserve account (which requires approval of at least 75% of voting shares);

4. Consolidation and division of all or any of the share capital into shares of a larger or smaller amount (which requires a simple majority);

5. Variation of the rights attached to any class of shares (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

6. Issue of new shares with preferred, deferred or other special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise (which requires a simple majority);

7. Conditions under which redeemable preference shares are liable to be redeemed at the option of the Company or the shareholders (which requires approval of at least 75% of voting shares);

8. Purchase of Company's own shares (which requires approval of at least 75% of the voting shares);

9. Cross Border Merger whether the Company is the surviving or absorbed entity (which requires approval of at least 75% of voting shares);

10. Approval of a plan or contract involving the transfer/sale of shares or any class of shares (which requires approval by the holders of shares not less than 9/10ths of the value of the shares to be transferred);

11. Removal of Directors (which requires a simple majority).

The above stated voting approval percentages are set by the Law and as such cannot be varied or modified by the Company's Articles of Association.

The shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Articles of Association which confers such rights on the shareholders.

Shareholders' Rights

The shares of the Company are ordinary shares which do not confer redemption, conversion, sinking fund rights or other special rights to its holders. Pursuant to the Law and Article 66 of the Company's Articles of Association every member shall have one vote for each share he holds. The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. There are no limitations on the right of non-Cypriots or non-residents of Cyprus to hold or vote on the Company's ordinary shares.

Article 5 of the Company's Articles of Association provides that the unissued authorized ordinary shares proposed to be issued pari passu with existing issued ordinary shares shall be at the disposal of the Directors which may exercise the powers of the Company without prior shareholder approval (subject to the Pre-Emption Right stated below) to offer, allot, grant options over or grant any right or rights to subscribe for such newly issued shares.

Pursuant to the Law and Article 21 of the Articles of Association all additional shares proposed to be issued for cash consideration shall, prior to issuance, be first offered to the existing shareholders in the nearest proportion to the number of shares already held by them at a date prescribed by the directors and such offer shall be made by a notice fixing the number of shares that provide a right to purchase shares which each shareholder is entitled to be allotted and restricting the time (which shall be not less than 14 days) in which the offer if not accepted shall be deemed as having been declined and under such circumstances the Directors may allot or otherwise dispose such shares in their discretion (the "Pre-Emption Right").

The Pre-Emption Right cannot be excluded or restricted in the Articles of Association, but only by a decision of the shareholders in a General Meeting. If the directors propose to the General Meeting an exclusion or restriction of the Pre-Emption Right they have the obligation to submit to the general meeting a written report stating the reasons for the restriction or exclusion of the Pre-Emption Right and justifying the issuing price proposed. The proposed restriction or exclusion may be specific to a specific proposed share issue or general provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated. The restriction or exclusion of the Pre-Emption Right requires shareholder approval by simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3^{rds} of the votes corresponding to the issued share capital represented is required.

As permitted by Cyprus law, companies may obtain shareholder approval for a waiver of Pre-Emption Rights with respect to the issuance of shares against cash consideration and for the establishment of any employees' share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Such waiver may be obtained by the above mentioned shareholder approvals. On December 12, 2023, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2023, the proposals to exclude the shareholders' Pre-Emption Right with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per security.

Pursuant to the Law and Article 50 of the Company's Articles of Association the Company in a General Meeting may approve by special resolution (75% and more of voting shares) the purchase or acquisition of its own shares either directly or through a person acting in his own name but on behalf of the Company. Pursuant and subject to the provisions of the Law, the monetary consideration of the act of acquisition by the Company of its own shares must be paid from the realized but not distributed profits of the Company.

The maximum period permitted for the Company to hold its own shares is two years. The consideration price for the acquisition of own shares shall not exceed by more than 5% the average market price of the Company's shares during the last five stock exchange meetings prior to making of the purchase. The total nominal value of shares which can be acquired may not at any time exceed 10% of the issued share capital or 25% of the average value of the transactions which have been traded over the last thirty days prior to the acquisition, whichever of these amounts is the smallest.

Trusts

In alignment with the relevant provisions of the Law, Article 10 of the Articles of Association states that no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be compelled or bound in any way to recognize any interest in any share equitable or otherwise or any other rights in respect to any share except an absolute right to the entirety thereof in the registered holder subject to the proviso that the Company may if it so desires and has been notified in writing thereof, recognize the existence of a trust on any share although it may not register the same in the Register of the Company.

In the premises the Company's relationship is with the registered holder of the shares. If the registered holder holds the shares in trust for someone else (the beneficial owner) the beneficial owner may give instructions to the registered holder on how to vote on the shares. Conversely, the registered shareholder in exercising his right to appoint a proxy to attend and vote on its behalf in a general meeting, it may appoint the beneficial owner as the registered holder's proxy.

Major Shareholdings

The following table presents certain information as of April 26, 2024, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.

Owner	Number of shares	%*
Hemen Holding Ltd.**	79,145,703	35.6 %

*Based on issued share capital of 222,622,889.

** C.K. Limited is the trustee of two Trusts that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

FRONTLINE PLC
ANNUAL REMUNERATION REPORT
2023

Introduction

As a company incorporated in Cyprus and listed on the Oslo Stock Exchange, we are committed to providing transparency and accountability to our stakeholders. In accordance with the Directive 2007/36/EC, as amended by Directive (EU) 2017/828 (together, the "Directive"), we are pleased to present our remuneration report, which outlines the details of our executive remuneration and benefits package. The report has been prepared by the Board of Directors of Frontline plc in accordance with the Cyprus Stock Exchange ("CSE") Corporate Code of Governance 5th Editions (Updated) January 2019 and the requirements of the Encouragement of the Long-Term Active Participation of the Shareholders Law of 2021, Law 111(I)/2021.

The Report comprises remuneration to the Company's Chief Executive Officer ("CEO"), who has been employed by Frontline Management AS, a subsidiary of Frontline plc for the financial year 2023, along with members of the Board of Directors (the "Board"). For the year ended December 31, 2023 the reporting Company had no employees. The purpose of the Report is to provide a comprehensive, clear and understandable overview of awarded and due gross salary and remuneration to the Board for the last financial year.

The Company will present this report to the Annual General Meeting in 2024.

Remuneration committee

The Company established a Remuneration Committee in February 2023, comprising two independent directors, Mr. Ola Lorentzon and Mr. Marios Demetriades. Prior to its establishment, the remuneration of the CEO was determined by the Board with the overall objective to enhance shareholder value, by aligning the interests of shareholders and the CEO, as well as attracting and retaining qualified personnel.

The remuneration of the CEO is split between fixed and variable components. The variable component is split between share-based compensation, linked to the long-term performance of the Company, along with a cash bonus, linked to the performance of the Company in the year. The fixed component, which includes salary and other benefits such as pension, is reviewed annually by the Board of Directors to ensure that it is aligned with the overall objectives of the Company's remuneration.

The Board of Directors

The remuneration of members of the Board consists of an annual fixed fee determined annually by the general meeting of the Company and to not exceed $0.6 million in aggregate for the year ended December 2022 and grants under the Company's long-term incentive scheme as noted below. In addition, members of the audit committee receive additional fees for such service.

No variable remuneration has been reclaimed for the Directors or CEO in relation to the years ended December 31, 2023 or 2022.

Long-term incentive scheme

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company's synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company's shares on the date of exercise and the exercise price.

Summary of Company performance

Profit for the period increased by $180.9 million in the year ended December 31, 2023 as compared to the year ended December 31, 2022. For a full analysis of the Company performance please see our Consolidated Financial Statements and Management report for the year ended December 31, 2023.

Total remuneration of the Directors and CEO

Our Directors and CEO, along with start or end date to the extent applicable to the reporting period, are as follows:

Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O'Shaughnessy	Non-Executive Director and Audit Committee Chairman	not applicable	not applicable
Ole B. Hjertaker	Non-Executive Director	not applicable	not applicable
Steen Jakobsen	Non-Executive Director	not applicable	not applicable
Marios Demetriades	Non-Executive Director and Audit Committee	not applicable	not applicable
Cato Stonex	Non-Executive Director	December 12, 2023	not applicable
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable

Table 1 – Total remuneration of the Directors & CEO

(in thousands of $)	Fixed		Variable	Pension expense	Total	Proportion fixed	Proportion variable
	Base salary	Fees					
Ola Lorentzon	—	150	662	—	812	18 %	82 %
John Fredriksen	—	60	331	—	391	15 %	85 %
James O'Shaughnessy	—	70	331	—	401	17 %	83 %
Ole B. Hjertaker	—	60	—	—	60	100 %	— %
Steen Jakobsen	—	60	—	—	60	100 %	— %
Marios Demetriades	—	70	—	—	70	100 %	— %
Cato Stonex	—	3	—	—	3	100 %	— %
Lars H. Barstad	404	—	1,655	24	2,083	21 %	79 %
Total	404	473	2,979	24	3,880	23 %	77 %

Fixed fees are payable for services rendered as members of the Board of Directors.

Base salary is payable as remuneration for executive services.

Variable includes:

- annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are at the discretion of the Board.
- the fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria, were granted or offered in previous years but that vested during the reported financial year.

Pension expense includes the contributions that took place in the reported financial year to a defined contribution pension scheme.

In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company's synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which shall increase by NOK 5 on each of December 7, 2023, and December 7, 2024, and will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company's shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period.

The below table details the number of options granted to each individual in respect of the three vesting periods noted above:

| | | Opening balance | | Closing balance |
Name	Vesting date	Options held at the beginning of the year	Options exercised	Options held at the end of the year
Ola Lorentzon	07/12/2022	44,000	(44,000)	—
Ola Lorentzon	07/12/2023	44,000	—	44,000
Ola Lorentzon	07/12/2024	72,000	—	72,000
John Fredriksen	07/12/2022	22,000	—	22,000
John Fredriksen	07/12/2023	22,000	—	22,000
John Fredriksen	07/12/2024	36,000	—	36,000
James O'Shaughnessy	07/12/2022	22,000	—	22,000
James O'Shaughnessy	07/12/2023	22,000	—	22,000
James O'Shaughnessy	07/12/2024	36,000	—	36,000
Lars H. Barstad	07/12/2022	110,000	—	110,000
Lars H. Barstad	07/12/2023	110,000	—	110,000
Lars H. Barstad	07/12/2024	180,000	—	180,000
Total		720,000	(44,000)	676,000

| | | Opening balance | | Closing balance |
Name	Vesting date	Options awarded and unvested	Options vested	Options awarded and unvested
Ola Lorentzon	07/12/2023	44,000	(44,000)	—
Ola Lorentzon	07/12/2024	72,000	—	72,000
John Fredriksen	07/12/2023	22,000	(22,000)	—
John Fredriksen	07/12/2024	36,000	—	36,000
James O'Shaughnessy	07/12/2023	22,000	(22,000)	—
James O'Shaughnessy	07/12/2024	36,000	—	36,000
Lars H. Barstad	07/12/2023	110,000	(110,000)	—
Lars H. Barstad	07/12/2024	180,000	—	180,000
Total		522,000	(198,000)	324,000

At the grant date, the Company's underlying share price was NOK 65. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company's underlying share price was NOK 123.60. On December 7, 2023, the date on which the second tranche of synthetic options vested, the Company's underlying share price was NOK 209.30.

Comparative information on the change of remuneration

(in thousands of $)	2023 vs 2022	2022 vs 2021	2021 vs 2020	2020 vs 2019	2019 vs 2018
Change in remuneration					
Non-executives					
Ola Lorentzon	—	36	54	—	—
John Fredriksen	—	(36)	(54)	—	—
James O'Shaughnessy	(15)	(34)	49	—	51
Ole B. Hjertaker	20	40	—	—	—
Steen Jakobsen	20	40	—	—	—
Marios Demetriades	55	15	—	—	—
Tor Svelland	(41)	(19)	40	20	—
Jens Martin Jensen	(34)	34	—	—	—
Cato Stonex	3	—	—	—	—
Other non-executives	—	—	(47)	(23)	—
Executives					
Lars H. Barstad	(195)	264	295	64	—
Other executives	—	—	(963)	(49)	22
Total	(187)	340	(626)	12	73
Change in Company performance					
Change in profit or loss for the period	180,877	490,498	(427,836)	272,903	148,852

The calculation includes fees, salary, bonus, pension and other benefits payable to directors and the CEO by the Company and its subsidiaries. The calculation excludes share-based variable remuneration for directors and the CEO of the Company. "Other non-executives" is comprised of remuneration paid to those directors not remunerated in the reported financial year. "Other executives" is comprised of remuneration paid to other executive officers not remunerated in the reported financial year.

Profit is derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2023, 2022 and 2021. Profit for the years ended December 31, 2020, 2019 and 2018 is derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

FRONTLINE PLC
MANAGEMENT REPORT
2023

The Board of Directors presents its report together with the audited financial statements of Frontline Plc ("Frontline" or the "Company") for the year ended December 31, 2023.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company

We are Frontline plc, an international shipping company incorporated in Cyprus as a public limited liability company (Company No. 442213). Our registered and principal executive offices are located at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus, and our telephone number at that address is + 35725-588767.

At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the "Redomiciliation"). The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation were the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of Frontline plc immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation. On December 30, 2022, the Registrar of Companies and Official Receiver of the Republic of Cyprus issued a temporary redomiciliation certificate, and the Redomiciliation has therefore taken effect.

Prior to the Redomiciliation from Bermuda to Cyprus, Frontline Ltd.'s ordinary shares were listed on the NYSE and OSE under the symbol "FRO." Upon effectiveness of the Redomiciliation, the Company's ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and the new CUSIP number M46528101 and the new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc's Legal Entity Identifier number was not affected by the Redomiciliation and remains the same.

We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Cyprus, Bermuda, India, the Marshall Islands, Liberia, Norway, the United Kingdom, China and Singapore. We are also involved in the charter, purchase and sale of vessels.

On December 12, 2023, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 12, 2023, the proposals to exclude the shareholders' Pre-Emption Right (defined below) with respect to any offer by the Company to the public against cash consideration, as may be decided by the board of directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per security.

The address of the Company's internet site is www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.

Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts at the Hyundai Heavy Industries ("HHI") shipyard in South Korea for an aggregate purchase price of $565.8 million. The Company took delivery of the VLCC newbuildings, *Front Alta*, *Front Tweed*, *Front Tana*, and *Front Gaula* from HHI, in April, June, August, and October 2022, respectively. As of December 31, 2022, the Company's newbuilding program consisted of two scrubber-fitted VLCCs, *Front Orkla* and *Front Tyne*, which were delivered in January 2023. As of December 31, 2023, there are no remaining vessels in the Company's newbuilding program and there are no remaining commitments.

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber-fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the first two vessels of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022.

In April 2022, the Company announced that its subsidiary, Frontline Shipping Limited ("FSL"), had agreed with SFL Corporation Ltd. ("SFL") to terminate the long-term charters for the 2004-built VLCCs, *Front Force* and *Front Energy*, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the year ended December 31, 2022.

In January 2023, the Company sold the 2009-built VLCC, *Front Eminence*, and the 2009-built Suezmax tanker, *Front Balder*, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to the new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $63.6 million, and the Company recorded a gain on sale of approximately $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, *Front Njord*, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

Recent developments

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner during the first half of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $207.0 million, and the Company expects to record a gain in the first half of 2024 of approximately $74.0 million.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $11.0 million.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $34.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $14.0 million.

The Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the "Framework Agreement") with Euronav NV ("Euronav"). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the "Acquisition").

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.

In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, ("Famatown") had agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav's issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the "Share Sale").

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline's withdrawal from the combination agreement were terminated, against nil cash consideration.

BUSINESS OVERVIEW

As of December 31, 2023, the Company's fleet consisted of 76 vessels owned by the Company (33 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 15.9 million DWT.

As of December 31, 2023, the Company's fleet included 47 scrubber-fitted vessels (25 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 62% of our fleet. Following the completion of the Acquisition and the sale of five VLCCs and two Suezmax tankers in the first half of 2024, the Company's fleet will consist of 56% scrubber-fitted vessels.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being the Gulf of Mexico, Middle East, Rotterdam and Singapore.

We are committed to providing quality transportation services to all of our customers and to developing and maintaining long-term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world.

The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to "Item 5. Operating and Financial Review and Prospects-Overview" for a discussion of the tanker market in 2022 and 2023.

Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline Management Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The Board of Directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board's strategy. Each of our vessels is registered under the Cyprus, Malta, Marshall Islands or Hong Kong flag.

Strategy

Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and large oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through spot charters, time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.

We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by "cross trading" our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, U.S. Gulf or West Africa to the Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.

Our business strategy is primarily based upon the following principles:

- emphasizing operational safety and quality maintenance for all of our vessels and crews;
- ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;
- complying with all current and proposed environmental regulations;
- outsourcing technical management and crewing;
- continuing to achieve competitive operational costs;
- achieving high utilization of our vessels;
- achieving competitive financing arrangements;
- achieving a satisfactory mix of term charters, contracts of affreightment, or COAs, and spot voyages; and
- developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of third party and competing suppliers. The technical management of our vessels is provided by third party ship management companies. Pursuant to management agreements, each of the third party ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Russian, Ukrainian, Croatian, Romanian, Indian and Filipino officers and crews, or combinations of these nationalities.

Environmental, Social & Governance

The Company publishes standalone ESG reports annually which can be found on its website at https://www.frontlineplc.cy/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company's website is not incorporated by reference into this document.

The Company's sustainability strategy is the key to balancing the interests and expectations of all its stakeholders, including investors, analysts, employees, customers, suppliers, and communities, and ultimately creating long-term value. As part of this strategy, Frontline continues to invest in the expansion and modernization of its fleet as demonstrated by the Acquisition and recent sale of some of its oldest vessels. As of December 31, 2023, the Company's fleet consisted of 93% ECO vessels and had an average age of 6.4 years, already making it one of the youngest and most energy-efficient fleets in the industry. Following the Acquisition and the sale of five VLCCs and two Suezmax tanker in the first half of 2024 and based on the data as of December 31, 2023, the Company's fleet will consist of 99% ECO vessels and will have an average age of 5.7 years.

The Company's long-term focus on maintaining a modern, energy efficient fleet has positioned it well to mitigate the risks and capitalize on the opportunities provided by the ever-increasing environmental laws and regulations. As part of the energy efficiency project, "Decarbonization journey towards IMO 2030-2050", the Company has fully digitalized its ship performance data into its digital monitoring platform, Veracity. The Company's daily operations include closely monitoring, managing, and reporting ESG-related key performance indicators, such as energy efficiency and health and safety metrics. Based on the Company's 2023 emissions data verified by DNV, its fleet outperformed the IMO's and the Poseidon Principles' decarbonization trajectories, continuing its journey as a segment leader.

Frontline's ambition is to ensure a safe and diverse place to work, that human rights are respected, that all workers have decent working conditions, and to improve the well-being of all our employees. Our number one priority is the health and safety of our people, including the thousands of seafarers employed by the ship management companies we partner with. Frontline is fully committed to respecting fundamental human and labor rights in our business operations and value chain.

The Company has a comprehensive compliance program led by its dedicated Compliance Officer, ensuring that it conducts business in an honest and ethical manner. This includes robust policies and procedures, intended to mitigate the risks of its industry and operations, annual risk assessments by external advisors, training for all employees, management and the Board of

Directors, third party audits, internal systems and controls, remediation, and investigations, as well as quarterly reporting to the Audit Committee. As a result, the Company can monitor and comprehend emerging challenges arising not only from laws, regulations, and public authorities, but also from the expectations of its key stakeholders, such as investors, banks and customers.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

No customer in the years ended December 31, 2023, 2022 or 2021 individually accounted for 10% or more of the Company's consolidated revenues.

Competition

The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels, and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

The Company's Vessels

The following table sets forth certain information regarding the fleet that we operated as of December 31, 2023:

Vessel	Built	Approximate Dwt.	Flag	Type of Employment[1]
Tonnage Owned				
VLCCs				
Front Kathrine (2)	2009	298,000	MI	Spot market
Front Queen (2)	2009	298,000	MI	Spot market
Front Endurance (2)	2009	321,000	MI	Spot market
Front Cecilie (2)	2010	297,000	MI	Spot market
Front Signe (2)	2010	297,000	MI	Spot market
Front Duke	2016	299,000	MI	Spot market
Front Duchess	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	MI	Spot market

Front Nausta (3)	2019	319,000	MI	Spot market
Front Alta	2022	300,000	MI	Spot market
Front Tweed	2022	300,000	MLT	Spot market
Front Tana	2022	300,000	MI	Spot market
Front Gaula	2022	300,000	MI	Spot market
Front Orkla	2023	300,000	CY	Spot market
Front Tyne	2023	300,000	MI	Spot market
Front Maine	2021	299,600	MI	Spot market
Front Vosso	2017	297,400	LIB	Spot market
Front Rauma	2016	300,000	MI	Spot market
Front Osen	2016	299,000	MI	Spot market
Front Hawke	2017	299,000	MI	Spot market
Front Cloud	2016	299,400	MI	Spot market
Front Neiden	2021	300,200	MI	Spot market
Front Flores	2017	298,600	MI	Spot market
Front Gander	2023	299,200	MI	Spot market
Front Eagle	2020	299,600	LIB	Spot market
Front Beaver	2023	299,200	MI	Spot market

Suezmax Tankers

Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Thor	2010	157,000	MI	Spot market
Front Loki (4)	2010	157,000	MI	Spot market
Front Odin (5)	2010	157,000	MI	Spot market
Front Brage	2011	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara (6)	2019	157,000	HK	Spot market
Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market
Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers

Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius (7)	2017	110,000	MI	Time charter
Front Castor (8)	2017	110,000	MI	Time charter
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour (9)	2021	110,000	MI	Time charter
Front Feature (10)	2021	110,000	MI	Time charter

1. Time Charter includes those contracts with durations in excess of six months.
2. In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner during the first half of 2024.
3. In March 2024, the Company entered into a fixed rate time charter to a third party for a three-year period.
4. In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024.
5. In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024.
6. In April 2024, the Company entered into a variable rate time charter to a third party for a three-year period.
7. In May 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
8. In April 2023, the Company entered into a fixed rate time charter to a third party for a two-year period.
9. In September 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.
10. In August 2022, the Company entered into a fixed rate time charter to a third party for a three-year period.

Key to Flags:

CY - Cyprus, MLT - Malta, MI – Marshall Islands, HK – Hong Kong, LIB - Liberia.

Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in Limassol, Cyprus from an unaffiliated third party. Frontline Management AS leases office space, at market rates, in Oslo, Norway from Seatankers Management Norway AS, a company indirectly affiliated with Hemen, our principal shareholder. We also have other leased properties, which are not considered material. Further details of our lease commitments can be found in Note 18. to our consolidated financial statements.

REVIEW OF DEVELOPMENTS, POSITION AND PERFORMANCE OF THE COMPANY'S BUSINESS

Fleet Changes

A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2023 and 2022 is summarized in the table below.

	2023	2022
VLCCs		
At start of period	21	19
Other acquisitions/newbuilding deliveries	13	4
Disposal/lease termination	(1)	(2)
At end of period	33	21
Suezmax tankers		
At start and end of period	27	27
Other acquisitions/newbuilding deliveries	—	—
Disposal	(2)	—
At end of period	25	27
LR2/Aframax tankers		
At start of period	18	20
Disposal	—	(2)
At end of period	18	18
Total		
At start of period	66	66
Other acquisitions/newbuilding deliveries	13	4
Disposal/lease termination	(3)	(4)
At end of period	76	66

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,			
	2023		2022	
	Number of vessels	**Percentage of fleet**	Number of vessels	Percentage of fleet
VLCCs				
Spot	33	100 %	21	100 %
Time charter	—	— %	—	— %
	33	100 %	21	100 %
Suezmax tankers				
Spot	25	100 %	27	100 %
Time charter	—	— %	—	— %
	25	100 %	27	100 %
LR2/Aframax tankers				
Spot	14	78 %	16	89 %
Time charter	4	22 %	2	11 %
	18	100 %	18	100 %
Total fleet				
Spot	72	95 %	64	97 %
Time charter	4	5 %	2	3 %
	76	100 %	66	100 %

Market Overview and Trend Information

The statistical data provided in this section has been taken from the Energy Information Administration ("EIA") as well as the independent third-party maritime research companies, Fearnleys, Clarksons Research and Kpler. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve several assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data, and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.

Recent years have been characterized by slowing growth in the global crude oil tanker fleet. In 2023, 22 VLCCs were delivered, as compared to 42 VLCCs delivered in 2022. In 2024, only two VLCCs are scheduled to be delivered, representing fleet growth of less than 1%. Only five vessels are confirmed for delivery in 2025 and 16 in 2026. At the end of 2023, the VLCC fleet totaled 885 vessels and the Suezmax tanker fleet totaled 608 vessels after seven vessels were delivered during the year. The total orderbook in this segment consists of 60 vessels, representing 9.8% of the existing fleet. The LR2 product tanker fleet totaled 428 vessels at the end of 2023, with 101 vessels on order.

The estimated average spot charter rate for a VLCC trading on a standard 'TD3C' voyage between the Middle East and China in 2023 was an estimated daily TCE rate of $35,400. This compares to an estimated daily TCE rate of $16,900 in 2022. The average rate for a Suezmax tanker trading on a standard 'TD20' voyage between West Africa and Rotterdam in 2023 was an estimated daily TCE rate of $39,700. This compares to an estimated daily TCE rate of $29,000 in 2022. The average rate for an LR2 product tanker trading on a standard 'TC1' voyage between the Middle East and Japan was an estimated daily TCE rate of $32,100 in 2023. This compares to an estimated daily TCE rate of $33,800 in 2022.

Global oil consumption averaged 101.0 million barrels per day ("mbpd") in 2023 as compared to 99.2 mbpd in 2022 according to the EIA. Global oil supply grew by 1.8 mbpd as compared to 2022, averaging 101.8 mbpd in 2023. We continue to observe the trend where non-OPEC countries increase their production as OPEC maintains their supply cut strategy. In 2023, non-OPEC countries increased production by 2.6 mbpd. Asia continues to be the source of demand growth, causing oil to travel further as the Middle Eastern members of OPEC retain a cap on production.

Results of Operations

Total operating revenues and voyage expenses

			Change	
(in thousands of $)	**2023**	2022	**$**	**%**
Voyage charter revenues	**1,723,217**	1,345,964	377,253	28.0
Time charter revenues	**63,771**	71,791	(8,020)	(11.2)
Administrative income	**15,196**	12,453	2,743	22.0
Total operating revenues	**1,802,184**	1,430,208	371,976	26.0
Other income	**24,080**	8,040	16,040	199.5
Voyage expenses and commissions	**618,595**	605,544	13,051	2.2

Voyage charter revenues increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- an increase of $239.7 million due to increased market rates,
- an increase of $117.1 million due to the delivery of seven Suezmax tankers and two LR2/Aframax tankers on to voyage charters as a result of the time charters coming to an end between January 2022 and December 2023, and
- an increase of $112.9 million due to the delivery of 17 VLCCs since January 1, 2022.

These factors were offset by:

- a decrease of $48.9 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC as well as the termination of leases for two VLCCs since January 1, 2022, and
- a decrease of $43.5 million as a result of delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023.

Time charter revenues decreased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- a decrease of $61.7 million due to the termination of long-term and short-term time charters of seven Suezmax tankers and two LR2/Aframax tankers between January 2022 and December 2023.

This decrease was offset by:

- an increase of $39.4 million due to delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023, and
- an increase of $14.3 million due to delivery of two newbuildings on to long-term and short-term charters between January 2022 and December 2023.

Voyage expenses and commissions increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- an increase of $32.5 million due to the delivery of seven Suezmax tankers and two LR2/Aframax tankers on to voyage charters as a result of the time charters coming to an end between January 2022 and December 2023,
- an increase of $41.1 million due to the delivery of 17 VLCCs since January 1, 2022,
- an increase of $13.3 million due to increased port expenses, and
- an increase of $10.5 million due to increased commissions as a result of increased charter rates

These factors were offset by:

- a decrease of $31.9 million due to decreased bunker prices,
- a decrease of $27.8 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC as well as the termination of leases for two VLCCs since January 1, 2022, and
- a decrease of $21.3 million as a result of delivery of four LR2/Aframax tankers on to long-term charters between January 2022 and December 2023.

Administrative income primarily comprises income earned from the technical and commercial management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. The increase in the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to:

- an increase in newbuilding supervision fees of $1.7 million as a result of an increase in the number of newbuildings under management,
- an increase in technical management fees earned of $1.0 million, and
- an increase in miscellaneous recharges of $0.5 million.

These factors were offset by:

- a decrease in commercial management fees of $0.4 million due to decrease in number of vessels under management.

Other operating income

(in thousands of $)	2023	2022	Change $	%
Gain on settlement of claims	397	3,998	(3,601)	(90.1)
Gain on sale of vessels	21,959	4,596	17,363	377.8
Loss on termination of vessel lease	—	(431)	431	(100.0)
Gain (loss) on pool arrangements	1,683	(141)	1,824	(1,293.6)
Other gains	41	18	23	127.8
	24,080	8,040	16,040	199.5

Gain on settlement of claims
In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million (2022: gain of $2.5 million) in relation to the failed sale of *Dewi Maeswara.* In the year ended December 31, 2022, the Company recorded $1.5 million gain on the settlement of insurance claims for *Front Altair.*

Gain on sale of vessels
In the year ended December 31, 2021, the Company entered into an agreement to sell four of its scrubber-fitted LR2 tankers at a combined purchase price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale of $4.6 million in relation to the two vessels delivered in the year ended December 31, 2022.

In January 2023, the Company sold the 2009-built VLCC, *Front Eminence*, and the 2009-built Suezmax tanker, *Front Balder*, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, *Front Njord*, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

Loss on termination of lease

In the year ended December 31, 2022, the Company announced that its subsidiary FSL has agreed with SFL to terminate the long-term charters for the 2004-built VLCCs, *Front Force* and *Front Energy*, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

Gain (loss) on pooling arrangements
In the year ended December 31, 2023, the Company recorded a $1.7 million gain (2022: $0.1 million loss) related to the pooling arrangement with SFL between two of its Suezmax tankers, *Front Odin* and *Front Njord*, and two SFL vessels *Glorycrown* and *Everbright*. The pooling arrangement was terminated in June 2023.

Contingent rental income

			Change	
(in thousands of $)	**2023**	2022	$	%
Contingent rental income	—	(623)	623	(100.0)

Contingent rental income in the year ended December 31, 2022 related to the Company's charter party contracts with SFL and was primarily due to the fact that the actual profit share payable of nil was $0.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value.

Ship operating expenses

			Change	
(in thousands of $)	**2023**	2022	$	%
Ship operating expenses	**176,533**	175,164	1,369	0.8

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Ship operating expenses increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- an increase of $11.6 million due to the delivery of 17 VLCC vessels since January 1, 2022,

These factors were partially offset by:

- a decrease of $7.4 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC since January 1, 2022,
- a decrease of $1.7 million due to the termination of the lease for two VLCCs since January 1, 2022, and
- a decrease of $1.2 million due to rebates received.

Administrative expenses

			Change	
(in thousands of $)	**2023**	2022	$	%
Administrative expenses	**53,528**	47,374	6,154	13.0

Administrative expenses increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- a $7.8 million increase staff costs primarily due to the increase in variable remuneration, primarily due to an increase in expenses resulting from the revaluation of the synthetic option liability,
- a $1.8 million increase in costs incurred in the management of vessels, and
- a $1.8 million increase in other costs.

This factor was partially offset by:

- a $5.2 million decrease in legal and professional fees due to higher costs in 2022 related to the combination agreement with Euronav.

Depreciation

(in thousands of $)	**2023**	2022	Change $	%
Depreciation	**230,942**	165,170	65,772	39.8

Depreciation expense increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- an increase of $55.3 million as a result of the Company revising the estimated useful life of its vessels from 25 years to 20 years from January 1, 2023, and
- an increase of $21.9 million due to the delivery of 11 VLCCs and six VLCC newbuildings since January 1, 2022.

These factors were offset by:

- a decrease of $9.2 million due to the sale of two LR2/Aframax tankers, two Suezmax tankers and one VLCC since January 1, 2022, and
- a decrease of $2.3 million due to the termination of the lease for two VLCCs since January 1, 2022.

Finance income

(in thousands of $)	**2023**	2022	Change $	%
Interest income	**16,496**	1,463	15,033	1,027.5
Foreign currency exchange gain	**1,569**	16	1,553	9,706.3
	18,065	1,479	16,586	1,121.4

Interest income in the year ended December 31, 2023 and the year ended December 31, 2022 mainly relates to interest received on bank deposits.

Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.

Finance expense

(in thousands of $)	**2023**	2022	Change $	%
Interest expense	**178,498**	98,712	79,786	80.8
Foreign exchange loss	**335**	—	335	100.0
Gain on interest rate swaps	**(8,039)**	(53,623)	45,584	(85.0)
Other financial expenses	**542**	241	301	124.9
	171,336	45,330	126,006	278.0

Finance expense increased in the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily due to:

- an increase of $69.5 million related to the increase in benchmark interest rates on the Company's floating rate debt,
- an increase of $45.6 million due to the decrease in gain on interest rate swaps,
- an increase of $12.2 million due to additional borrowings relating to the delivery of six newbuildings since January 1, 2022,
- an increase of $3.0 million due to additional borrowings relating to the deliveries of 11 VLCCs in 2023, and

- an increase of $0.8 million in other financial items and foreign currency exchange losses.

These factors are partially offset by:

- a decrease of $2.8 million as a result of partial repayment of the senior unsecured facility with an affiliate of Hemen since January 1, 2022, and
- a decrease of $2.3 million due to termination of the lease for two VLCC vessels and a sale of four LR2 tankers, two Suezmax tankers and one VLCC since January 1, 2022.

Gain on marketable securities

| | | | Change | |
(in thousands of $)	**2023**	2022	$	%
Gain on marketable securities	22,989	58,359	(35,370)	(60.6)

As of December 31, 2022, the Company held 13,664,613 shares in Euronav. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates. Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million.

On October 9, 2023, in connection with the Acquisition, Frontline and Famatown had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav's issued shares) to CMB at a price of $18.43 per share. The proceeds of the sale of the shares have been used to partly finance the Acquisition. In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

In the year ended December 31, 2023, the Company recognized additional gains on marketable securities of $4.0 million, primarily due to the revaluation of the shares held in Avance Gas.

Share of results of associated company

| | | | Change | |
(in thousands of $)	**2023**	2022	$	%
Share of results of associated company	3,383	14,243	(10,860)	(76.2)

In the year ended December 31, 2023 a share of results of TFG Marine of $2.8 million (2022: $14.8 million) was recognized.

In the year ended December 31, 2023, the Company recognized a share of results of $0.6 million (2022: $0.6 million loss) of FMS Holdco Limited.

See Note 15 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.

Dividends received

| | | | Change | |
(in thousands of $)	**2023**	2022	$	%
Dividends received	**36,852**	1,579	35,273	2,233.9

The increase in dividends received in the year ended December 31, 2023 is due to dividends received from investments in marketable securities primarily related to the shares held in Euronav up until the date of disposal.

Tax

			Change	
(in thousands of $)	**2023**	2022	**$**	**%**
Income tax expense	**(205)**	(412)	207	(50.2)

Tax expense in the year ended December 23, 2023 and the year ended December 31, 2022 relates to corporation tax.

Liquidity and capital resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of amounts due in relation to the Acquisition, payment of commitments for upgrading vessels such as for EGCS and BWTS, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of December 31, 2023 and 2022, we had cash and cash equivalents of $308.3 million and $254.5 million, respectively.

The Company's loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $75.4 million (2022: $54.4 million,), which represents 50% (2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2023 and 2022, no cash was required to be posted as collateral in relation to our interest rate swaps.

As of December 31, 2023, there are no remaining vessels in the Company's newbuilding program and there are no remaining newbuilding commitments. The last two newbuilding contracts amounted to $144.8 million were paid in 2023, and of which $130.0 million were financed by committed term loan facilities.

On October 9, 2023, Frontline entered into the Framework Agreement with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav. All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.

As of December 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

In the year ended December 31, 2023, the Company repaid $134.4 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. The Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. As of December 31, 2023, up to $100.0 million remains available to be drawn.

During the year ended December 31, 2023, the Company entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. As of December 31, 2023, the total remaining commitment amounted to $53.7 million which is expected to be paid in 2024.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	**2023**	2022
Net cash provided by operating activities	**856,181**	385,330
Net cash used in investing activities	**(1,235,456)**	(257,320)
Net cash provided by financing activities	**433,072**	13,442
Net change in cash and cash equivalents	**53,797**	141,452
Cash and cash equivalents at beginning of year	**254,525**	113,073
Cash and cash equivalents at end of year	**308,322**	254,525

Net cash provided by operating activities

Net cash provided by operating activities increased by $470.9 million in the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) whether our vessels were operated under time charters or voyage charters, and (iv) changes in operating assets and liabilities.

    i.   Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2023, average market quoted TCE rates increased for VLCCs, Suezmax tankers and LR2 product tankers as compared to 2022, see "Item 5. Operating Financial Review and Prospects - A. Operating Results" The net increase in average quoted market rates led to a $236.3 million increase in cash provided by operating activities for the year ended December 31, 2023, due to higher operating revenues. In addition the reduction in bunker costs, also a component of TCE, in 2023 compared to 2022, resulted in a $11.1 million increase in cash provided by operating activities.

ii. Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in "Item 5. Operating Financial Review and Prospects - A. Operating Results". Changes in the size and composition of our fleet resulted in a net increase in cash provided by operating activities of $52.3 million. The increase is primarily due to the delivery of 17 VLCCs, offset by the sale of two LR2 tankers, two Suezmax tankers and a VLCC vessel, as well as the termination of leases for two VLCCs, between January 1, 2022 and December 31, 2023. These changes led to an increase of $81.1 million in cash received from revenues. The aforementioned increase was partially offset by the increase in cash paid for voyage expenses, ship operating expenses and interest of $28.8 million.

iii. The net increase in vessels trading under voyage charters in 2023 as compared to 2022 resulted in a $43.5 million increase in cash provided by operating activities, as the previous time charters were at lower rates than the prevailing spot market on the date of redelivery.

iv. Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $133.6 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage. In 2022, the rates increased significantly in the fourth quarter. In 2023, the rates continued rising. This movement resulted in a net increase in cash generated from settlements of trade receivables. The aforementioned were offset by the high volume of accrued operating expenses settled in 2021, in comparison to those settled in 2022, resulting in a decrease in cash provided by operating activities.

In 2023 the Company received $7.3 million of dividends from TFG Marine, an associated company, and an increase in dividends from marketable securities of $35.3 million, primarily due to the investment in Euronav which was subsequently sold.

The above factors were offset by a decrease in net cash provided by operating activities due to the following:

- a $49.2 million increase in interest expense and debt issuance costs primarily as a result of additional drawdowns on the Company's fixed and floating rate facilities.

Net cash used in investing activities

Net cash used in investing activities of $1,235.5 million in 2023 comprised mainly of:

- additions to newbuildings, vessels and equipment of $1,631.4 million, consisting of $1,107.9 million relation to the purchased 11 VLCCs, $349.2 million prepaid consideration relating to the remaining 13 VLCCs to be delivered in 2024, $143.1 million in respect of the two newbuildings delivered in the period, $28.9 million capitalized dry docking costs and $2.3 million paid for various vessel upgrades.

This was offset by:

- $251.8 million proceeds from the sale of investment in Euronav shares,
- $142.7 million proceeds from the sale of two Suezmax tankers tankers and a VLCC vessel, and
- $1.4 million of loan repayment from an associated company.

Net cash used in investing activities of $257.3 million in 2022 comprised mainly of:

- additions to newbuildings, vessels and equipment of $335.8 million, consisting of $303.0 million in respect of the four newbuildings delivered in the period and the installments paid for the two remaining newbuilding contracts, $15.0 million paid for various vessel upgrades and $17.9 million capitalized dry docking costs, and
- $1.5 million in relation to additional investment in associated companies.

This was offset by:

- $80.0 million proceeds from the sale of two LR2 tankers.

Net cash provided by financing activities

Net cash provided by financing activities in 2023 of $433.1 million was primarily due to:

- debt drawdowns of $1,609.4 million.

These items were partially offset by:

- debt repayments of $536.6 million,
- cash dividends of $638.9 million paid, and
- lease repayments of $0.9 million.

Net cash provided by financing activities in 2022 of $13.4 million was primarily due to:

- debt drawdowns of $651.2 million

These items were partially offset by:

- debt repayments of $597.8 million,
- cash dividends of $33.4 million paid, and
- lease repayments of $6.6 million.

FINANCIAL RESULTS

The Company's profit after tax was $656.4 million for the year ended December 31, 2023 compared to a profit after tax of $475.5 million for the year ended December 31, 2022. The total assets of the Company as of December 31, 2023 were $5,882.8 million and the net assets were $2,277.3 million, compared to $4,768.4 million and $2,259.9 million, respectively, as of December 31, 2022.

See the Consolidated Financial Statements accompanying Notes included herein for further details.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties that the Company faces relate to tanker market volatility, ESG factors, operations, compliance, and cyber security as follows:

Tanker market volatility

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The armed conflicts in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The factors that may influence demand for tanker capacity include:

- the supply of and demand for oil and oil products;
- the supply of and demand for alternative energy sources
- global and regional economic and political conditions, including developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas, national oil reserves policies, fluctuations in industrial and agricultural production;

- national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
- regional availability of refining capacity and inventories compared to geographies of oil production regions;
- changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
- increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
- currency exchange rates, most importantly versus USD;
- weather, acts of God and natural disasters;
- competition from alternative sources of energy and from other shipping companies and other modes of transport;
- international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas;
- any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;
- legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and
- diseases and viruses, affecting livestock and humans, including pandemics.

The factors that influence the supply of tanker capacity include:

- current and expected purchase orders for tankers;
- the number and size of newbuilding orders and deliveries, as may be impacted by the availability of financing for new vessels and shipping activity;
- the number of shipyards and ability of shipyards to deliver vessels;
- any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
- availability of financing for new vessels and shipping activity;
- the degree of recycling of older vessels, depending, amongst other things, on recycling rates and international recycling regulations;
- the number of vessel casualties;
- technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;
- tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
- port and canal congestion;
- slow-steaming of vessels;
- the price of steel and vessel equipment;
- the number of conversions of tankers to other uses or conversions of other vessels to tankers;
- the number of tankers that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
- business disruptions, including supply chain disruptions and congestion, due to natural or other disasters and any lockdown measures imposed by governments in regions whose economic conditions have a direct correlation demand for tanker products, including China;
- changes in government and industry environmental and other regulations that may limit the useful lives of tankers;
- changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.
- environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels;
- the phasing of maritime shipping into the EU Emission Trading Scheme (the "ETS"), which applies to all large ships of 5,000 gross tonnage or above; and
- government subsidies of shipbuilding;

In 2023, the tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on ton-mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in tanker freight rates towards higher average levels and increased rate volatility.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2023 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

ESG factors

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

The proposed ESG disclosures in the EU as part of the Corporate Sustainability Reporting Directive ("CSRD") are expected to be applicable to the Company for the year ending December 31, 2025. The CSRD was driven, in part, by the European Green Deal, a December 2019 European Commission package of policy initiatives designed to achieve climate neutrality by 2050 and protect Europe's natural habitat. Although the EU's current Non-Financial Reporting Directive ("NFRD") has imposed some requirements to disclose environmental and social impacts since 2017, the CSRD results in more companies being included in scope and more detailed requirements. The CSRD was adopted by the European Parliament and the Council of the European Union in November 2022 and was effective on January 5, 2023. The CSRD is a regulation aimed at promoting sustainability and transparency in business practices. It requires large companies to disclose information on their ESG performance. The directive aims to create a more sustainable and responsible corporate sector in the EU. The impact of the directive on businesses is significant. It encourages companies to integrate sustainability into their strategies and operations, leading to more responsible and transparent practices. By disclosing their ESG performance, companies are better able to identify areas for improvement and address potential risks. The implementation of CSRD may also pose challenges for businesses. Complying with the disclosure requirements may require additional resources and expertise. Companies may need to invest in data collection, reporting systems, and staff training to meet the CSRD requirements. Additionally, companies operating in multiple jurisdictions may face complexities in aligning their reporting practices with varying national regulations.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII"). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate "required" EEXI levels based on the vessel's technical design, such as vessel type, date of creation, size and baseline. Additionally, an "attained" EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel's attained EEXI must be less than the vessel's required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel's attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO_2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system. The Company does not currently apply anti-fouling systems containing cybutryne.

The Glasgow Climate Pact, an agreement reached at the COP26, calls for signatory states to voluntarily phase out unabated coal usage and fossil fuels subsidies. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and the United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause the Company to incur significant additional expenses to "green" our vessels.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Operational risk

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

- loss of life or harm to seafarers;
- a marine accident or disaster;
- environmental accidents and pollution;
- cargo and property losses or damage; and
- business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping or DNV).

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every 30 to 60 months for inspection of its underwater parts. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard (USCG) requirements, as applicable.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code, (the "ISM Code"). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and may require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and may be substantial. We may have to pay dry docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry docking facilities is sometimes limited and not all dry docking facilities are conveniently located. We may be unable to find space at a suitable dry docking facility or our vessels may be forced to travel to a dry docking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry docking facilities may adversely affect our business and financial condition. Further, the involvement of our vessels in a serious accident or the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict in the Ukraine region and between Israel and Hamas, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

In addition, the entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide scrubbers under MARPOL Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

Compliance risks

None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities ("Sanctioned Jurisdictions") in 2023 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU both have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, EU and and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia's actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or "MARPOL", which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with an exhaust gas cleaning system, an EGCS or scrubber, and (ii) the International Convention for the Control and Management of Ships' Ballast Water and Sediments of the International Maritime Organization, or IMO, which requires vessels to install expensive ballast water treatment systems, or BWTS, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is a risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. As of December 31, 2023, 47 of the vessels owned by the Company are fitted with scrubbers, of which 25 vessels were delivered to the Company with scrubbers fitted. As of December 31, 2023, the Company has incurred $91.4 million since 2018 on the purchase and installation of scrubbers on 30 vessels, of which two were sold in 2021, two were sold in 2022, the leases on two vessels were terminated in 2022 and a further two were sold in 2023.

Furthermore, depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. As of December 31, 2023, the Company has incurred $22.8 million since 2018 to comply with these regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP program and the U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency, or EPA, develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard ("USCG") and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We continue to evaluate different options in complying with IMO and other rules and regulations.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

We may be, from time to time, involved in various litigation matters and arbitration proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. Please see Notes 23 and 25 to our consolidated financial statements herein for further details.

Cyber security risk

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Furthermore, from May 25, 2018, data breaches on personal data, as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the conflicts between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such a threat and any potential impact at this time.

USE OF FINANCIAL INSTRUMENTS BY THE COMPANY

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of December 31, 2023, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,741.8 million. Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $27.4 million, excluding the effects of capitalization of interest.

Foreign Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a

translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation

Significant global inflationary pressures (such as the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Although inflation has had a moderate impact on our vessel operating expenses, insurance and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Price Risk

Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment's fair value in OCI is made.

Interest Rate Swap Agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The aggregate fair value of these swaps at December 31, 2023 was an asset of $39.1 million (2022: $54.0 million) and a liability of nil (2022: nil). The fair value (Level 2) of the Company's interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. The Company recorded a gain on these interest rate swaps of $8.0 million in 2023 (2022: gain of $53.6 million).

DIVIDENDS

In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 per share for the first quarter of 2023. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. No dividends were declared in 2021. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future. The Board does not recommend any further dividend for 2023.

SHARE CAPITAL AND PREMIUM

Authorized capitalization

The authorized share capital of the Company as of December 31, 2023 is $600,000,000 (2022: $600,000,000) divided into 600,000,000 shares (2022: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2022: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.

Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2023

Shares outstanding at January 1, 2021	**197,692,321**
Shares issued under ATM program	5,499,658

Shares issued on exercise of options	339,000
Shares outstanding at December 31, 2021	**203,530,979**
Shares issued in connection with Euronav share acquisition	19,091,910
Shares outstanding at December 31, 2022 and 2023	**222,622,889**

Euronav share acquisition

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of Frontline shares in full satisfaction of the share lending arrangement. This share issuance to Hemen was completed in August 2022.

As of December 31, 2022, the Company held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates.

BOARD OF DIRECTORS

The members of the Board of Directors as of December 31, 2023 and at the date of this report, as well as changes in the composition during 2023 are shown on page 3. See the Corporate Governance and Renumeration reports for further detail on the distribution of responsibilities and compensation of the Board of Directors.

DIRECTORS' INTEREST IN THE SHARE CAPITAL OF THE COMPANY

As of April 26, 2024, the beneficial interests of our directors and officers in our ordinary shares were as follows:

Director or Officer	Ordinary shares of $1.00 each	Percentage of ordinary shares outstanding
Ola Lorentzon	24,000	Less than 1%
John Fredriksen	198,000	Less than 1%
James O'Shaughnessy	—	—
Ole B. Hjertaker	—	—
Steen Jakobsen	—	—
Marios Demetriades	—	—
Lars H. Barstad	—	—
Inger M. Klemp	300,000	Less than 1%

EVENTS AFTER THE BALANCE SHEET DATE

See Note 25 to our audited Consolidated Financial Statements included herein for further details.

BRANCHES

The Company did not operate through any branches during the year.

INDEPENDENT AUDITORS

The independent auditors, PricewaterhouseCoopers Limited, have expressed their willingness to continue in office. A resolution giving authority to the Board of Directors to fix their remuneration was passed at the Annual General Meeting on December 12, 2023.

On behalf of the Board of Directors of Frontline Plc

Marios Demetriades
Non-Executive Director and member of the Audit Committee
Limassol

April 26, 2024

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except per share amounts)

	Note	2023	2022	2021
Revenues and other operating income				
Revenues	4	1,802,184	1,430,208	749,381
Other operating income	4	24,080	8,040	4,060
Total revenues and other operating income		1,826,264	1,438,248	753,441
Operating expenses				
Voyage expenses and commissions	5	618,595	605,544	392,697
Ship operating expenses	5	176,533	175,164	164,246
Administrative expenses	5	53,528	47,374	26,424
Depreciation	12, 13	230,942	165,170	165,205
Contingent rental income	22	—	(623)	(3,606)
Total operating expenses		1,079,598	992,629	744,966
Net operating income		746,666	445,619	8,475
Other income (expenses)				
Finance income	6	18,065	1,479	121
Finance expense	6	(171,336)	(45,330)	(44,244)
Gain on marketable securities	9	22,989	58,359	7,677
Share of results of associated companies	15	3,383	14,243	(724)
Dividends received	7, 9	36,852	1,579	18,367
Net other income (expenses)		(90,047)	30,330	(18,803)
Profit (loss) before income taxes		656,619	475,949	(10,328)
Income tax expense	7	(205)	(412)	(4,633)
Profit (loss) for the period		656,414	475,537	(14,961)
Basic and diluted earnings (loss) per share	8	2.95	2.22	(0.08)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc

Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

(in thousands of $)

	Note	2023	2022	2021
Comprehensive income (loss)				
Profit (loss) for the period		**656,414**	475,537	(14,961)
Items that may be reclassified to profit or loss:				
Foreign currency translation gain (loss)		**(39)**	226	28
Other comprehensive income (loss)		**(39)**	226	28
Comprehensive income (loss)		**656,375**	475,763	(14,933)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline plc

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

(in thousands of $)

	Note	December 31, 2023	December 31, 2022
ASSETS			
Current Assets			
Cash and cash equivalents		**308,322**	254,525
Marketable securities	9	**7,432**	236,281
Trade and other receivables	10	**124,647**	139,467
Related party receivables	22	**19,292**	13,485
Inventories	5	**135,161**	107,114
Voyages in progress		**110,061**	110,638
Prepaid expenses and accrued income		**15,753**	14,255
Other current assets		**7,258**	5,285
Total current assets		**727,926**	881,050
Non-current assets			
Newbuildings	11	**—**	47,991
Vessels and equipment	12	**4,633,169**	3,650,652
Right-of-use assets	13	**2,236**	3,108
Goodwill	14	**112,452**	112,452
Derivative instruments receivable	19	**39,117**	53,993
Investment in associated companies	15	**12,386**	16,302
Loan notes receivable	15	**—**	1,388
Prepaid consideration	12	**349,151**	—
Other non-current assets		**6,329**	1,507
Total assets		**5,882,766**	4,768,443
LIABILITIES AND EQUITY			
Current liabilities			
Short-term debt and current portion of long-term debt	17	**261,999**	277,854
Current portion of obligations under leases	18	**1,104**	1,024
Related party payables	22	**47,719**	31,248
Trade and other payables	16	**98,232**	81,533
Total current liabilities		**409,054**	391,659
Non-current liabilities			
Long-term debt	17	**3,194,464**	2,112,460
Obligations under leases	18	**1,430**	2,372
Other non-current payables	16	**472**	2,053
Total liabilities		**3,605,420**	2,508,544
Equity			
Share capital	20	**222,623**	222,623
Additional paid in capital		**604,687**	604,687
Contributed surplus		**1,004,094**	1,004,094
Accumulated other reserves		**415**	454
Retained earnings		**445,999**	428,513

Total equity attributable to the shareholders of the Company	**2,277,818**	2,260,371
Non-controlling interest	**(472)**	(472)
Total equity	**2,277,346**	2,259,899
Total liabilities and equity	**5,882,766**	4,768,443

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

On April 26, 2024, the Board of Directors of Frontline Plc authorized these consolidated financial statements for issue.



James O'Shaughnessy
Non-Executive Director and Audit Committee Chairman

Marios Demetriades
Non-Executive Director and member of the Audit Committee

Frontline plc

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

(in thousands of $)

	Note	2023	2022	2021
Profit (loss) for the period		**656,414**	475,537	(14,961)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:				
Net finance expense	6	**153,271**	43,851	44,123
Depreciation	12, 13	**230,942**	165,170	165,205
Gain on sale of vessels	4	**(21,959)**	(4,596)	(3,225)
Loss on termination of leased vessels	4	**—**	431	—
Amortization of acquired time charters		**—**	(2,806)	(5,045)
Contingent rental income	22	**—**	(623)	(3,606)
Gain on marketable securities	9	**(22,989)**	(58,359)	(7,677)
Share of results from associated companies	15	**(3,383)**	(14,243)	724
Stock option expense	21	**10,719**	4,700	185
Dividend received from associated companies	15	**7,298**	—	—
Other, net		**182**	674	—
Changes in operating assets and liabilities:				
Trade accounts receivable	10	**10,269**	(59,581)	(22,449)
Other receivables	10	**4,549**	(6,351)	7,216
Inventories	5	**(28,249)**	(26,410)	(22,929)
Voyages in progress		**576**	(72,146)	(3,787)
Prepaid expenses and accrued income		**(1,498)**	(5,356)	(1,174)
Other current assets		**(1,968)**	(1,435)	(1,128)
Trade accounts payable	16	**(193)**	5,667	(5,533)
Accrued expenses	16	**1,104**	30,022	(3,485)
Related party balances	22	**10,666**	(6,813)	18,968
Other current payables	16	**(3,605)**	678	135
Change in restricted cash	19	**—**	—	14,928
Other		**(163)**	(387)	(2,816)
Interest paid	6	**(165,193)**	(83,039)	(60,477)
Debt issuance costs paid		**(20,020)**	(4,349)	(8,050)
Interest received	6	**39,411**	5,094	119
Net cash provided by operating activities		**856,181**	385,330	85,261
Investing activities				
Additions to newbuildings, vessels and equipment	11, 12	**(1,631,423)**	(335,815)	(473,761)
Purchase of marketable securities	9	**—**	—	(357)
Proceeds from sale of vessels	4	**142,740**	80,000	80,000
Investment in associated companies	15	**—**	(1,505)	—
Cash inflow on repayment of loan to associated companies	15	**1,388**	—	—
Net cash inflow on sale of subsidiary		**—**	—	5,625
Proceeds from sale of marketable securities	9	**251,839**	—	14,074
Net cash used in investing activities		**(1,235,456)**	(257,320)	(374,419)
Financing activities				
Net proceeds from issuance of shares	20	**—**	—	52,447
Proceeds from issuance of debt	17	**1,609,449**	651,248	403,868

Repayment of debt	17	**(536,587)**	(597,834)	(219,521)
Repayment of obligations under leases	18	**(862)**	(2,123)	(9,284)
Lease termination payments	22	**—**	(4,456)	—
Cash dividends paid	8	**(638,928)**	(33,393)	—
Net cash provided by financing activities		**433,072**	13,442	227,510
Net change in cash and cash equivalents		**53,797**	141,452	(61,648)
Cash and cash equivalents at beginning of year		**254,525**	113,073	174,721
Cash and cash equivalents at end of year		**308,322**	254,525	113,073
Supplemental disclosure of cash flow information:				
Income taxes paid	7	**122**	199	4,986

*See accompanying Notes that are an integral part of these Consolidated Financial Statements***.**

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except number of shares)

	Note	2023	2022	2021
Number of shares outstanding				
Balance at the beginning of the year		222,622,889	203,530,979	197,692,321
Shares issued on exercise of options	20	—	—	339,000
Shares issued under ATM program	20	—	—	5,499,658
Shares issued in connection with Euronav share acquisition	20	—	19,091,910	—
Balance at the end of the year		222,622,889	222,622,889	203,530,979
Share capital				
Balance at the beginning of the year		222,623	203,531	197,692
Shares issued on exercise of options	20	—	—	339
Shares issued under ATM program	20	—	—	5,500
Shares issued in connection with Euronav share acquisition	20	—	19,092	—
Balance at the end of the year		222,623	222,623	203,531
Additional paid in capital				
Balance at the beginning of the year		604,687	448,291	402,021
Stock compensation expense	21	—	—	(338)
Shares issued on exercise of options	20	—	—	1,593
Shares issued under ATM program	20	—	—	45,015
Shares issued in connection with Euronav share acquisition	20	—	156,396	—
Balance at the end of the year		604,687	604,687	448,291
Contributed surplus				
Balance at the beginning and the end of year		1,004,094	1,004,094	1,004,094
Accumulated other reserves				
Balance at the beginning of the year		454	228	200
Other comprehensive income (loss)		(39)	226	28
Balance at the end of the year		415	454	228
Retained earnings (deficit)				
Balance at the beginning of the year		428,513	(13,631)	1,330
Profit (loss) for the period		656,414	475,537	(14,961)
Cash dividends	8	(638,928)	(33,393)	—
Balance at the end of the year		445,999	428,513	(13,631)
Total equity attributable to the shareholders of the Company		2,277,818	2,260,371	1,642,513
Non-controlling interest				
Balance at the beginning and the end of the year		(472)	(472)	(472)
Total equity		2,277,346	2,259,899	1,642,041

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline plc
Notes to Consolidated Financial Statements

1.   GENERAL INFORMATION

Frontline plc (formerly Frontline Ltd.), the Company or Frontline, is an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the "Redomiciliation"). The Company was officially redomiciled to Cyprus on December 30, 2022.

The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation were the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation.

Prior to the Redomiciliation, Frontline Ltd.'s ordinary shares were listed on the New York Stock Exchange ("NYSE") and Oslo Stock Exchange ("OSE") under the symbol "FRO". Upon effectiveness of the Redomiciliation, the Company's ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and the new CUSIP number M46528101 and the new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc's Legal Entity Identifier number was not affected by the Redomiciliation and remains the same.

The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. The Company operates through subsidiaries located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. The Company is also involved in the charter, purchase and sale of vessels.

As of December 31, 2023, the Company's fleet consisted of 76 owned vessels, with an aggregate capacity of approximately 15.9 million DWT (33 VLCCs, 25 Suezmax tankers and 18 LR2/Aframax tankers).

2.   SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation
Our consolidated financial statements are prepared in accordance with IFRS® Accounting Standards ("IFRS") as adopted by the European Union.

The financial statements were approved by the Board of Directors on April 26, 2024, and authorized for issue.

2. Use of judgements and estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of the Company's accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed periodically. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about judgements and area where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:

- Note 12 - Depreciation: The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The selection of an appropriate useful economic life requires significant estimation. In addition, residual value may vary due to changes in market prices on scrap. See policy 8.3. for further details.

Change in useful life of vessels
Historically the Company has applied a 25 year useful economic life to its vessels. The Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements. Specifically, the Company has noted that many of our customers apply stringent vetting requirements to vessels to ensure that the most rigorous technical standards are adhered to in their value chain. As a result, many customers apply age criteria to the vessels they are willing to charter. In recent years, the Company has noted a two-tier market forming, with vessels under 20 years of age, or lower, favored by top tier charterers, and vessels over 20 years being considered candidates for recycling, or being utilized in markets other than the spot market in which we primarily compete. Furthermore, as a result of the increased focus on environmental factors for both owners and investors it is expected that the competitive age threshold for a vessel may decrease as costs to comply with upcoming regulations may increase moving forward. As of December 31, 2022, the Company revised the estimated useful life of its vessels from 25 years to 20 years as a result of its analysis of the aforementioned factors. This change in estimate was applied prospectively from January 1, 2023 and did not result in any restatement to the prior year consolidated financial statements.

- Note 12 - Vessel impairment: The carrying amounts of the Company's vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. When events and changes in circumstances indicate that the carrying amount of the asset or Cash Generating Unit ("CGU") might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for right-of-use assets. These assumptions are based on historical trends as well as future expectations. See policy 10.2. for further details.

- Note 14 - Goodwill impairment: The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Our future operating results may be affected by potential impairment charges related to goodwill. Events or circumstances may occur that could negatively impact our ordinary share price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. See policy 10.2. for further details.

Measurement of fair values
A number of the Company's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

- Note 9 - Marketable securities
- Note 12 - Vessel impairment
- Note 14 - Goodwill impairment

- Note 19 - Financial instruments; and
- Note 21 - Share options

3. Principles of consolidation

The consolidated financial statements include the accounts for us and our wholly and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The results of acquired companies are included in our Consolidated Statement of Profit or Loss from the date of acquisition.

For investments in which we have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of results of associated companies in the Consolidated Statements of Profit or Loss.

4. Foreign currency

Our functional currency is the U.S. dollar. Transactions in foreign currencies are translated to U.S. dollars at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to U.S. dollars at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss.

5. Financial Instruments

Recognition and initial measurement

Trade and other receivables and trade and other payables are initially recognized when they are originated. All other financial assets and financial liabilities (including financial assets designated as Fair Value through Other Comprehensive Income ("FVOCI")) are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially measured at their transaction price including any transaction costs, except equity instruments designated as Fair Value through Profit or Loss ("FVTPL") or FVOCI, which are measured at fair value.

Financial liabilities are recognized initially at their transaction price less any directly attributable transaction costs.

The fair values of equity investments are based on quoted prices.

Financial assets and liabilities are not offset and are presented gross in the Consolidated Statement of Financial Position unless the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

5.1. Financial assets

Classification and subsequent measurement

On initial recognition, a financial asset is classified and measured at: amortized cost; FVOCI- equity instrument; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Marketable securities

Marketable securities held by the Company are listed equity securities and are classified and measured at FVTPL unless the election to present subsequent changes in the investment's fair value in OCI is made. No such elections have been made by the Company.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

5.2. Financial liabilities

Classification and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL.

A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in profit or loss.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss unless the interest is capitalized as borrowing costs. Non-derivative financial liabilities comprise loans and borrowings, lease liabilities and trade and other payables.

Derecognition

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Debt issuance costs

Debt issuance costs, including debt arrangement fees, are capitalized and amortized using the effective interest method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related debt issuance costs is expensed in the period in which the loan is repaid. Debt modifications are accounted for prospectively and any applicable new debt issuance costs are deferred and amortized together with the existing unamortized debt issuance costs as of the date of the modification. The Company has recorded debt issuance costs as a deduction from the carrying amount of debt.

5.3. Derivative financial instruments

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates for an agreed period without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities. None of the interest rate swaps qualify for hedge accounting. Changes in fair values of the interest rate swap contracts are recognized net of interest income or expense in profit or loss within Finance expense. Cash outflows and inflows resulting from the interest rate swap contracts are classified as cash flows from operations in the Consolidated Statement of Cash Flows to align with the classification of the underlying finance costs.

IFRS 9 applies to contracts to buy or sell a non-derivative non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity's expected purchase, sale or usage requirements.

6. Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents that are restricted as to their use are classified separately in the Consolidated Statement of Financial Position, either as Restricted cash or another financial statement line item based on the nature of the balance. Cash and cash equivalents that are restricted as to their use for at least 12 months following the balance sheet date, and/or are non-current in nature are classified as non-current assets. Changes in restricted cash are classified and presented in the Consolidated Statement of Cash Flows based on the nature of the underlying transaction.

7. Inventories
Inventories comprise principally of bunkers and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Bunkers and lubricating oils expense is recognized in profit or loss upon consumption.

8. Vessels and equipment

8.1 Owned assets
Vessels and items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes;

- The cost of materials and direct labour;
- Any other costs directly attributable to bringing the assets to a working condition for their intended use; and
- Capitalized borrowing costs.

Gains and losses on disposal of a vessel or of another item of equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of equipment and are recognized in profit or loss. For the sale of vessels, transfer of risks and rewards usually occurs upon delivery of the vessel to the new owner.

8.2 Newbuildings
Newbuildings represent vessels under construction and are carried at the amounts paid or payable according to the installments in the contract and capitalized borrowing costs. Installments are often linked to milestones such as signing of contract, steel cutting, keel laying, launching and delivery. Borrowing costs are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current weighted average rate of borrowing.

Refer to accounting policy 10.2. for impairment considerations for owned vessels and newbuildings.

8.3. Depreciation
Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of vessels and items of equipment. Right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset.

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. Depreciation methods, useful lives and residual values are reviewed annually and adjusted prospectively, if appropriate. As explained in policy 2.2., as of December 31, 2022, the Company revised the estimated useful life of its vessels from 25 years to 20 years. This change in estimate was applied prospectively from January 1, 2023 and did not result in any restatement to the prior year consolidated financial statements. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates 5 years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per ton.

The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel's remaining useful life or the life of the renewal or upgrade. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to exhaust gas cleaning systems ("EGCS") and ballast water treatment systems ("BWTS") are included within "other non-current assets", until such time as the equipment is installed on a vessel, at which point it is transferred to "Vessels and equipment".

8.4. Dry docking – component approach
Our vessels are required by their respective classification societies to go through a dry dock at regular intervals. In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2.5 years.

Significant components of property, plant and equipment with differing depreciation methods or lives are depreciated separately. Major inspection or overhaul costs, such as dry docking, are identified and accounted for as a separate component and depreciated over the period to the next scheduled dry docking (2.5 - 5 years). A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery based on the age of the vessel and an estimate of the expected dry dock cost and depreciated over the period to the next scheduled dry docking. When a dry docking is performed, the carrying amount of any remaining unamortized dry docking costs related to previous dry docks (due to any difference between the estimated and actual time between dry docks) is derecognized. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed while the vessel is in dry dock.

9. Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 10.2.

10. Impairment

10.1 Loans, receivables and contract assets

The gross carrying amount of loans, receivables and contract assets is written off when the Company has no reasonable expectations of recovering the outstanding amount in its entirety or a portion thereof. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its receivables using a portfolio approach. The Company's main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes significant judgements and assumptions to estimate its expected losses.

10.2. Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units ("CGUs"). Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Owned vessels, newbuildings and vessel right-of-use assets
When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. We define our CGU as a single vessel as each vessel generates cash inflows that are largely independent of the cash inflows from other vessels. In assessing whether there is any indication that a vessel may be impaired, the Company considers internal and external indicators, including but not limited to:

- the estimated market values for our vessels received from independent ship brokers have declined during the period significantly more than we would expect as a result of the passage of time or normal use. The ship brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions.
- significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the legal and regulatory environment in which the Company operates, and the tanker market, including negative developments in actual and forecasted time charter equivalent rates ("TCE rates").
- market interest rates have increased during the period, and the increase is likely to affect the discount rate used in calculating a vessel's value in use and decrease the asset's recoverable amount materially.
- the carrying amount of the net assets of the Company is more than its market capitalization.
- evidence is available of obsolescence or physical damage of a vessel.
- significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, a vessel is used or is expected to be used.
- evidence that the economic performance of a vessel is, or will be, worse than expected, including:
    - actual or forecasted TCE rates are significantly worse than expected;
    - cash flows for acquiring a vessel, or subsequent cash needs for operating or maintaining it, are significantly higher than expected;
    - actual net cash flows or operating profit are significantly worse than expected;
    - a significant decline in budgeted net cash flows or operating profit; or
    - operating losses or net cash outflows.

If such impairment indicators are identified, the vessel's recoverable amount is estimated. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) historical rates, based on quarterly average rates published by an independent third party maritime research service, for a historical period determined based on management's judgment of past and ongoing shipping cycles. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecast rates and historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and dry docking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value. Other capital requirements for newbuildings are primarily based on amounts payable according to the installments in the contract.

The weighted average cost of capital ("WACC") used to calculate the value in use of our assets is calculated to reflect the industry-weighted average return on debt and equity using observable market data and approximates a pre-tax discount rate.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrapping, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Tanker charter rates are volatile and can experience long periods at depressed levels. Future assessments of vessel impairment would be adversely affected by reductions in vessel values and charter rates.

Goodwill
Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has one group of CGUs for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.

A CGU is impaired when its carrying amount exceeds its recoverable amount. In assessing whether the recoverable amount of a CGU to which goodwill has been allocated is less than its carrying amount, the Company assesses relevant events and circumstances, including (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel; (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

The recoverable amount of the Company's one group of CGUs is the higher of its fair value less cost of disposal and value in use. We estimate the fair value less cost of disposal of this group of CGUs based on the Company's market capitalization plus a control premium, as needed, excluding the fair value of financial instruments and other items that are not being tested for impairment. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The fair value measurement uses Level 1, Level 2 and Level 3 inputs from the fair value hierarchy. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the Company. Future cash flows are based on current market conditions, historical trends as well as future expectations.

11. Revenue and expense recognition

11.1. Voyage charters
In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. As such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract.

The non-lease component of voyage charters (and other contracts) are accounted for under the provisions of IFRS 15 *Revenue from Contracts with Customers*. The Company has determined that its voyage charter contracts that qualify for accounting under IFRS 15 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the voyage revenue and expenses are recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized within "Trade and other receivables".

Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The lease component of voyage charter contracts are accounted for under IFRS 16 *Leases* which results in revenue recognition consistent with the non-lease component accounted for under IFRS 15.

In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs incurred during the performance of a voyage are expensed as incurred.

The Company has taken the practical expedient not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period as the performance obligations are part of contracts having an original expected duration of one year or less.

11.2. Time charters

In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The lease component of time charter contracts are accounted for under IFRS 16 *Leases* and revenues are recorded over the term of the charter as a service is provided. The non-lease component of time charter contracts are accounted for under IFRS 15 which results in revenue recognition consistent with the lease component accounted for under IFRS 16. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

11.3. Administrative income
Administrative income primarily comprises income earned from the commercial and technical management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. Administrative income is recognized over time as the services are provided and performance obligations are met.

12. Other operating income
Other operating income relates to (i) gains on the sale of vessels, which are recognized when the vessel has been delivered and substantially all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (ii) gains on settlements of insurance and legal claims, which are recognized when an inflow of economic benefit is virtually certain, (iii) gains and losses on the termination of leases before the expiration of the lease term, which are accounted for by derecognizing the carrying value of the right-of-use asset and lease obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, and (iv) gains and losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.

13. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

13.1. As a lessee
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at the amount equal to the lease liability adjusted by initial direct costs incurred by the lessee. Adjustments may also be required for any payments made at or before the commencement date, less any lease incentives received.

After lease commencement, the Company measures the right-of-use asset at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lessee's incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

- Fixed payments;
- Variable lease payments that depend on an index or a rate;
- Amounts expected to be payable under a residual value guarantee, and;
- The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether the purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-to-use asset has been reduced to zero.

Lease and non-lease components in the contracts are separated and the non-lease components are expensed as incurred and classified based on the nature of the expense.

Short-term leases and leases of low-value assets
The Company has elected not to recognize certain right-of-use assets and lease liabilities for leases of low-value assets and short-term leases (i.e., leases with an original term of 12-months or less), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Refer to accounting policy 10.2. for impairment considerations for vessel right-of-use assets.

13.2. As a lessor
When the Company acts as a lessor, it determines at lease inception whether each lease is a finance or operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

If the lease qualifies as an operating lease, e.g. time charter contracts and the lease component of voyage charter contracts, the leased asset remains on the statement of financial position of the lessor and continues being depreciated. The Company separates the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company's time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed to the lease component. Refer to the Revenue policy for further details of the accounting for the lease and the non-lease component.

14. Share-based compensation
The fair value of the amount payable to beneficiaries in respect of synthetic options, which are settled in cash, is recognized as an expense with a corresponding liability, over the period during which the beneficiaries become unconditionally entitled to payment. The fair value of the liability is remeasured at each reporting period.

15. Dividends received
The Company records dividends received in the period in which they are declared and receivable.

16. New standards and interpretations
During the current financial period, the Company has adopted all relevant new and revised Standards and Interpretations that were issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. The following new Standards, Interpretations and Amendments issued by the IASB and the IFRIC are effective for the current financial year end:
- IAS 8 Accounting policies, Changes in Accounting Estimates and Errors - Amendments regarding the definition of accounting estimates.
- IAS 1 Presentation of Financial Statements – Amendments regarding the disclosure of accounting policies and IFRS Practice Statement 2.

The adoption of these new standards, interpretations and amendments had no material effect on the financial statements.

New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

- What is meant by a right to defer settlement
- That a right to defer must exist at the end of the reporting period
- That classification is unaffected by the likelihood that an entity will exercise its deferral right
- That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company is currently assessing the impact of the amendments, however, the adoption is not expected to have a material impact on its consolidated financial statements.

The Company has not applied or early adopted any new IFRS requirements that are not yet effective as per December 31, 2023.

3. SEGMENT INFORMATION

The Company and the chief operating decision maker, or CODM, measure performance based on the Company's overall return to shareholders based on consolidated profit or loss. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tankers and product tankers.

The Group's internal organizational and management structure does not distinguish any geographical segments.

No customers in the years ended December 31, 2023, 2022 or 2021 individually accounted for 10% or more of the Company's consolidated operating revenues.

4. REVENUE AND OTHER OPERATING INCOME

The lease and non-lease components of our revenues in the year ended December 31, 2023 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	982,818	740,399	**1,723,217**
Time charter revenues	49,870	13,901	**63,771**
Administrative income	—	15,196	**15,196**
Total revenues	1,032,688	769,496	**1,802,184**

The lease and non-lease components of our revenues in the year ended December 31, 2022 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	601,057	744,907	**1,345,964**
Time charter revenues	45,515	26,276	**71,791**
Administrative income	—	12,453	**12,453**
Total revenues	646,572	783,636	**1,430,208**

The lease and non-lease components of our revenues in the year ended December 31, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	166,014	497,981	**663,995**
Time charter revenues	49,785	21,451	**71,236**
Administrative income	—	14,150	**14,150**
Total revenues	215,799	533,582	**749,381**

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $6.2 million of contract costs were capitalized in the year ended December 31, 2023 (2022: $5.3 million) as Other current assets, of which $2.7 million was amortized up to December 31, 2023 (2022: $2.5 million), leaving a remaining balance of $3.5 million as of December 31, 2023 (2022: $2.9 million). $2.9 million of contract assets were amortized in the year ended December 31, 2023 in relation to voyages in progress as of December 31, 2022. No impairment losses were recognized in the years ended December 31, 2023, 2022 and 2021.

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.

Assets from contracts with customers (excluding amounts in relation to lease components) as of December 31, 2023 and 2022 are presented within the statements of financial position as follows:

(in thousands of $)	2023	2022
Voyages in progress	**46,994**	60,620
Trade accounts receivable	**48,136**	67,397
Related party receivables	**14,591**	9,913
Other current assets	**3,503**	2,896
Total	**113,224**	140,826

Other operating income in the years ended December 31, 2023, 2022 and 2021 was as follows:

(in thousands of $)	2023	2022	2021
Gain on settlement of claims	**397**	3,998	—
Other gains	**41**	18	519
Gain on sale of vessels	**21,959**	4,596	3,226
Loss on termination of leased vessels	—	(431)	—
Gain (loss) on pool arrangements	**1,683**	(141)	315
Total	**24,080**	8,040	4,060

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million (2022: $2.5 million) in relation to the failed sale of *Dewi Maeswara.* In the year ended December 31, 2022, the Company also recorded a $1.5 million gain on the settlement of insurance claims for *Front Altair.*

In November 2021, the Company announced that it had entered into an agreement to sell four of its scrubber-fitted LR2 tankers for an aggregate sales price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the year ended December 31, 2022. The Company recorded a gain on sale in relation to the two vessels delivered to the new owners in December 2021 of $3.2 million in the year ended December 31, 2021 and a gain of $4.6 million in the year ended December 31, 2022 in relation to the two vessels delivered to the new owners in January 2022.

In January 2023, the Company sold the 2009-built VLCC, *Front Eminence*, and the 2009-built Suezmax tanker, *Front Balder*, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, *Front Njord*, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL, an affiliated company, to terminate the long-term charters for the 2004-built VLCCs, *Front Force* and *Front Energy*, upon the sale and delivery of the vessels by SFL to an unrelated third party. The Company recognized a non-cash reduction in lease obligations of $46.6 million in the year ended December 31, 2022 in respect of these vessels. The Company agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million in the year ended December 31, 2022.

In the year ended December 31, 2023, the Company recorded income of $1.7 million (2022: loss of $0.1 million, 2021: income of $0.3 million) related to the pooling arrangement with SFL between two of its Suezmax tankers *Front Odin* and *Front Njord* and two SFL vessels *Glorycrown* and *Everbright*. As of December 31, 2023, *Front Njord*, *Glorycrown* and *Everbright* have been sold and delivered to their respective new owners resulting in the termination of the pooling arrangement.

5. OPERATING EXPENSES

Voyage expenses and commissions

(in thousands of $)	**2023**	2022	2021
Commissions	62,764	46,029	22,239
Bunkers	390,658	416,830	237,166
Other voyage related expenses	165,173	142,685	133,292
	618,595	605,544	392,697

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. No inventory write-downs were recognized as an expense in the years ended December 31, 2023, 2022 and 2021.

The majority of other voyage expenses are port costs, agency fees and agent fees paid to operate the vessels on the spot market. Port costs vary depending on the number of spot voyages performed, number and type of ports.

Ship operating expenses

(in thousands of $)	**2023**	2022	2021
Technical management expenses	**62,207**	66,238	56,007
Crew costs	**99,809**	96,283	96,915
Insurances	**14,517**	12,643	11,324
	176,533	175,164	164,246

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.

Administrative expenses

(in thousands of $)	2023	2022	2021
Total compensation to employees and directors	29,894	22,442	13,325
Office and administrative expenses	15,573	12,105	10,544
Audit, legal and consultancy	8,061	12,827	2,555
	53,528	47,374	26,424

Total compensation to employees and directors:

(in thousands of $)	2023	2022	2021
Directors fees	511	465	329
Wages and salaries	14,838	15,247	9,504
Stock option expense	11,247	4,700	153
Social security costs	2,001	1,130	1,751
Pension costs	1,040	772	1,401
Other staff related costs	257	128	187
	29,894	22,442	13,325

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2023 was 83 (2022: 79, 2021: 82).

Fees paid or accrued for audit and related services:

(in thousands of $)	2023	2022	2021
Audit of annual statutory and consolidated financial statements:			
Statutory auditor	141	136	—
Other PwC Network firm	1,333	2,290	1,121
Services provided by Other PwC Network firms:			
Other assurance services (audit related)	—	—	132
Tax advisory services	—	—	8
Other non assurance services	15	4	4
Total	1,489	2,430	1,265

6. NET FINANCE EXPENSE

(in thousands of $)	2023	2022	2021
Interest income	16,496	1,463	121
Foreign exchange gains	1,569	16	—
Finance income	18,065	1,479	121
Interest expense on financial liabilities measured at amortized cost	178,498	97,775	57,538
Interest leasing	—	937	3,968
Gain on interest rate swaps	(8,039)	(53,623)	(17,509)
Foreign exchange losses	335	—	116
Other financial expenses	542	241	131
Finance expense	171,336	45,330	44,244
Net finance expense	(153,271)	(43,851)	(44,123)

7.   INCOME TAXES

Certain of the Company's subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the years ended December 31, 2023, 2022 and 2021.

Cyprus

Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.

In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax is valid for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This EU Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules on December 14, 2022, seeks to ensure fair taxation practices internationally. Following the completion of the consultation phase on October 31, 2023, the proposed legislation has been forwarded to the Cyprus House of Parliament for approval and as of December 31, 2023 and the date of these financial statements the legislation has not been approved. The anticipated ratification of the bill in 2024 will see its provisions become retroactively effective from January 1, 2024 and it will be applicable to the Company. Management is currently evaluating the potential implications of the draft bill on the Company's operations and financial statements.

United States

For the three years ended December 31, 2023, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2023 (2022: nil, 2021: nil).

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

Other Jurisdictions

In the year ended December 31, 2021, the Company received a distribution from Den Norske Krigsforsikring for Skib ("DNK"), the Norwegian Shipowners Mutual War Risk Insurance Association, in the amount of $17.9 million which was subject to withholding tax of $4.5 million which the Company recognized as income tax expense in the year ended December 31, 2021.

8.   EARNINGS PER SHARE

Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, for which there was no impact in the years ended December 31, 2023 and 2022 as there were no potentially dilutive stock options in the periods. The impact of stock options using the treasury stock method was anti-dilutive in the year ended December 31, 2021 as the Company recorded a net loss and the exercise price was higher than the average share price in the period; therefore 58,000 potentially dilutive stock options were excluded from the calculation in 2021.

The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the year ended December 31, 2022 of 214,011,000 includes the impact of the 19,091,910 shares issued to Hemen for no cash consideration in connection with the Euronav NV ("Euronav") share acquisition. Refer to Note 9 for further details.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023	2022	2021
Profit (loss) for the period	656,414	475,537	(14,961)
(in thousands)			
Weighted average number of basic and diluted shares	222,623	214,011	198,965
Cash dividends paid per share	$2.87	$0.15	—

9.   MARKETABLE SECURITIES

Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2023, the Company received dividends of $36.9 million (2022: $1.6 million, 2021: $0.5 million) from its investments in marketable securities.

Movements in marketable securities for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Balance at the beginning of the year	236,281	2,435	8,475
Marketable securities acquired	—	167,709	357
Proceeds from sale of marketable securities	(251,839)	—	(14,074)
Gain on marketable securities sold during the year	18,994	—	7,881
Unrealized gain (loss) on marketable securities held at the end of the year	3,996	66,137	(204)
Balance at the end of the year	7,432	236,281	2,435

Avance Gas
As of December 31, 2023, 2022 and 2021, the Company held 442,384 shares in Avance Gas. In the year ended December 31, 2023, the Company recognized an unrealized gain of $3.8 million (2022: gain of $0.9 million, 2021: loss of $0.4 million) in relation to these shares.

SFL
As of December 31, 2023, 2022 and 2021, the Company held 73,165 shares in SFL. In the year ended December 31, 2023, the Company recognized an unrealized gain of $0.1 million (2022: gain of $0.1 million, 2021: gain of $0.1 million) in relation to these shares.

Golden Ocean
As of December 31, 2023, 2022 and 2021, the Company held 10,299 shares in Golden Ocean. In the year ended December 31, 2023, the Company recognized an unrealized gain of $0.01 million (2022: loss of $0.01 million, 2021: gain of $0.1 million) in relation to these shares.

In the year ended December 31, 2021, the Company purchased 55,959 Golden Ocean shares for $0.4 million and sold these shares for proceeds of $0.7 million. In the year ended December 31, 2021, the Company also sold 1.3 million shares in Golden Ocean for proceeds of $13.4 million and recognized a gain on marketable securities sold of $7.9 million.

Euronav

Share acquisition in the year ended December 31, 2022

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend per share that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement, Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of December 31, 2022, the Company held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and the Company recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates.

Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million.

Share sale in the year ended December 31, 2023

On October 9, 2023, in connection with the Acquisition (as defined in Note 12), Frontline and Famatown Finance Limited, a company related to Hemen agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav's issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the "Share Sale").

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

10.   TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Receivables from contracts with customers	48,294	67,397
Lease receivables	64,441	55,608
Other receivables	11,912	16,462
	124,647	139,467

Trade and other receivables are presented net of allowances for doubtful accounts of $4.3 million as of December 31, 2023 (2022: $4.4 million).

11.   NEWBUILDINGS

Movements in the two years ended December 31, 2023 are as follows:

(in thousands of $)	
Balance at December 31, 2021	**130,633**
Installments and other costs paid and payable	299,963
Transfer to Vessels and equipment	(386,241)
Capitalized borrowing costs	3,636
Balance at December 31, 2022	**47,991**
Installments and other costs paid and payable	145,753
Transfer to Vessels and equipment	(193,878)
Capitalized borrowing costs	134
Balance at December 31, 2023	**—**

The newbuildings delivered in the two years ended December 31, 2023 are as follows:

Vessel name	Vessel type	Date of delivery
Front Orkla	VLCC	January 2023
Front Tyne	VLCC	January 2023
Front Gaula	VLCC	October 2022
Front Tana	VLCC	August 2022
Front Tweed	VLCC	June 2022
Front Alta	VLCC	April 2022

As of December 31, 2022, the Company's newbuilding program consisted of two VLCCs, which were delivered in January 2023. Refer to Note 12 for impairment considerations.

As of December 31, 2023, there are no remaining vessels in the Company's newbuilding program and there are no remaining commitments.

12. VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2023 are as follows:

(in thousands of $)	Vessels and equipment	Dry dock component	Net Carrying Value
Cost			
As of December 31, 2022	4,390,718	126,437	4,517,155
Additions	1,113,143	26,114	1,139,257
Transfers from newbuildings	191,132	2,746	193,878
Disposals	(230,194)	(7,642)	(237,836)
As of December 31, 2023	**5,464,799**	**147,655**	**5,612,454**
Accumulated depreciation			
As of December 31, 2022	(790,346)	(76,157)	(866,503)
Charge for the period	(212,088)	(17,982)	(230,070)
Disposals	111,516	5,772	117,288
As of December 31, 2023	**(890,918)**	**(88,367)**	**(979,285)**
Net book value as of December 31, 2023	**4,573,881**	**59,288**	**4,633,169**
Cost			
As of December 31, 2021	4,089,351	107,616	4,196,967
Additions	16,483	17,850	34,333
Transfers from newbuildings	380,859	5,382	386,241
Disposals	(95,975)	(4,411)	(100,386)
As of December 31, 2022	**4,390,718**	**126,437**	**4,517,155**
Accumulated depreciation			
As of December 31, 2021	(666,860)	(62,807)	(729,667)
Charge for the period	(145,623)	(16,324)	(161,947)
Disposals	22,137	2,974	25,111
As of December 31, 2022	**(790,346)**	**(76,157)**	**(866,503)**
Net book value as of December 31, 2022	**3,600,372**	**50,280**	**3,650,652**
Cost			
As of January 1, 2021	3,805,768	94,396	3,900,164
Additions	189,193	12,740	201,933
Transfers from newbuildings	189,035	5,127	194,162
Disposals	(94,645)	(4,647)	(99,292)
As of December 31, 2021	**4,089,351**	**107,616**	**4,196,967**
Accumulated depreciation			
As of January 1, 2021	(550,082)	(49,626)	(599,708)
Charge for the period	(136,482)	(15,995)	(152,477)
Disposals	19,704	2,814	22,518
As of December 31, 2021	**(666,860)**	**(62,807)**	**(729,667)**

Euronav VLCC Acquisition

On October 9, 2023, Frontline entered into a Framework Agreement (the "Framework Agreement") with Euronav. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the "Acquisition").

All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment of $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024.

In the year ended December 31, 2023, the Company also;

- completed the installation of EGCS on two vessels;
- took delivery of two VLCCs newbuildings, *Front Orkla* and *Front Tyne*;
- sold one VLCC, *Front Eminence,* and two Suezmax tankers, *Front Balder* and *Front Njord*; and
- performed dry docks on 10 vessels.

In the year ended December 31, 2022, the Company;

- completed the installation of EGCS on eight vessels;
- took delivery of four VLCC newbuildings, *Front Alta, Front Tweed, Front Tana* and *Front Gaula;*
- sold two LR2 tankers, *Front Lion* and *Front Panther;* and
- performed dry docks on 14 vessels.

In the year ended December 31, 2021, the Company;

- completed the installation of EGCS on two vessels and the installation of BWTS on one vessel;
- took delivery of two VLCCs, *Front Driva* and *Front Nausta*;
- took delivery of four LR2 newbuildings, *Front Favour, Front Feature, Front Fusion* and *Front Future*;
- sold two LR2 tankers, *Front Puma* and *Front Tiger*; and
- performed dry docks on 11 vessels.

Impairment

As of December 31, 2021
To determine whether detailed impairment testing was required for our owned vessels, including newbuildings, as of December 31, 2021, the Company assessed whether there was any indication that our vessels may be impaired as of this date by considering internal and external indicators. Based on this assessment, we observed that the estimated market values received from independent ship brokers were less than the carrying amount of the majority of our vessels. This was considered to be an impairment indicator and as such, the recoverable amounts of all our vessels was estimated based on the value in use calculation using cash flow projections. The estimated recoverable amount of all our vessels were significantly higher than the carrying amounts and no impairment loss was recognized in the year ended December 31, 2021.

As of December 31, 2022
To determine whether it was necessary to re-estimate the recoverable amounts of our owned vessels, including newbuildings, as of December 31, 2022, the Company assessed whether any events had occurred that would eliminate the difference calculated between the carrying amounts and recoverable amounts as of December 31, 2021. Based on this assessment, we observed that the estimated market values received from independent ship brokers had increased significantly during the period for all our vessels and actual and forecasted TCE rates and operating results had also improved significantly. Furthermore, the estimated recoverable amounts of all our vessels as of December 31, 2021 were not sensitive to possible impairment indicators, including the change in useful life of our vessels from 25 to 20 years as of January 1, 2023. Accordingly, we did not re-estimate our vessel's recoverable amounts as of December 31, 2022 and no impairment loss was recognized in the year ended December 31, 2022.

As of December 31, 2023

We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recovered as of December 31, 2023. Based on our assessment, we observed that the estimated market values received from independent ship brokers had increased since December 31, 2022 for all our vessels. We have not observed negative developments in forecasted market TCE rates and operating results have also improved significantly during the period. Furthermore, the Company's market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2023. Accordingly, no impairment loss was recognized in the year ended December 31, 2023.

13.   RIGHT OF USE ASSETS

Movements in the three years ended December 31, 2023 are as follows:

(in thousands of $)	Offices	Vessels	Total
Cost			
As of December 31, 2022 and 2023	**11,395**	**—**	**11,395**
Accumulated depreciation			
As of December 31, 2022	(8,287)	—	**(8,287)**
Depreciation charge for the period	(906)	—	**(906)**
Translation differences	34	—	**34**
As of December 31, 2023	**(9,159)**	**—**	**(9,159)**
Net book value as of December 31, 2023	**2,236**	**—**	**2,236**
Cost			
As of December 31, 2021	11,719	103,888	**115,607**
Additions	159	—	**159**
Lease terminations	—	(103,888)	**(103,888)**
Disposals	(483)	—	(483)
As of December 31, 2022	**11,395**	**—**	**11,395**
Accumulated depreciation			
As of December 31, 2021	(7,805)	(59,008)	**(66,813)**
Depreciation charge for the period	(926)	(2,297)	**(3,223)**
Lease terminations	—	61,305	**61,305**
Disposals	483	—	**483**
Translation differences	(39)	—	**(39)**
As of December 31, 2022	**(8,287)**	**—**	**(8,287)**
Net book value as of December 31, 2022	**3,108**	**—**	**3,108**
Cost			
As of January 1, 2021	11,719	113,329	**125,048**
Lease terminations	—	(9,441)	**(9,441)**
As of December 31, 2021	**11,719**	**103,888**	**115,607**
Accumulated depreciation			
As of January 1, 2021	(5,916)	(57,188)	**(63,104)**
Depreciation charge for the period	(1,467)	(11,261)	**(12,728)**
Lease terminations	—	9,441	**9,441**
Translation differences	(422)	—	**(422)**
As of December 31, 2021	**(7,805)**	**(59,008)**	**(66,813)**

As of December 31, 2021 and January 1, 2021, the Company leased in two vessels from SFL, an affiliated company, on time charters that were classified as leases, the 2004-built VLCCs *Front Force* and *Front Energy*. In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL to terminate the long-term charters for these vessels upon the sale and delivery of the vessels by SFL to an unrelated third party.

As of January 1, 2021, the Company leased in two vessels from a third party on time charters that were classified as leases which were terminated in the year end December 31, 2021 when the vessels were redelivered to the owners.

The right-of-use assets for offices relate to lease agreements for office space.

For further details on the Company's leases see Note 18.

14. GOODWILL

(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of December 31, 2023, 2022 and 2021	**225,273**	**(112,821)**	**112,452**

Impairment

For impairment testing purposes, goodwill was allocated to one group of CGUs, the Company.

As of December 31, 2021
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization plus a control premium as a basis. The Company's market capitalization as of December 31, 2021 was $1,439.0 million (based on a share price of $7.07) compared to its carrying value of net assets of approximately $1,642.0 million. The Company reviewed merger transactions in North America with values of over $25.0 million in the 12 months ended December 31, 2021, global deals between public companies of more than $100.0 million in the last 3 years and global marine transport sector transactions of more than $100.0 million in the last 5 years and observed average control premiums (based on the one month average share price before the bid) of between 29.3% to 32.2%. Using 30.7% as the average of the range as of December 31, 2021,the fair value of the Company was calculated as $1,880.7 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2021.

As of December 31, 2022
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2022 was $2,702.6 million (based on a share price of $12.14) compared to its carrying value of net assets of approximately $2,259.9 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2022.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.65 per share as of December 31, 2022 would have resulted in an impairment of the full carrying value of goodwill.

As of December 31, 2023
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company's market capitalization as of December 31, 2023 was $4,463.6 million (based on a share price of $20.05) compared to its carrying value of net assets of approximately $2,277.3 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2023.

If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $9.72 per share as of December 31, 2023 would have resulted in an impairment of the full carrying value of goodwill.

15. INVESTMENT IN ASSOCIATED COMPANIES

FMS Holdco

In the year ended December 31, 2022, the Company entered into an agreement to subscribe for 433 shares in FMS Holdco for $1.5 million. Furthermore, FMS Holdco entered into a sale and purchase agreement to acquire the remaining 50% of the issued share capital of Clean Marine AS. Following the transactions, Frontline owns an effective 43.6% interest in Clean Marine AS through its 43.6% equity interest in FMS Holdco, which is accounted for under the equity method.

The carrying value of the investment as of December 31, 2023 was $2.1 million (2022: $1.5 million). In the year ended December 31, 2023, a share of profits of Clean Marine AS of $0.6 million (2022: share of losses of $0.6 million, 2021: nil) was recognized.

TFG Marine

In January 2020, the joint venture agreement with Golden Ocean and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, Frontline took a 15% interest in the joint venture company, TFG Marine, and made a $1.5 million shareholder loan to TFG Marine. In the year ended December 31, 2020, $0.1 million of the shareholder loan was converted to equity. There was no change in ownership interest as a result of this transaction as each shareholder converted a portion of shareholder debt to equity in reference to their respective ownership interest. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

The carrying value of the investment as of December 31, 2023 was $10.3 million (2022: $14.8 million). In the year ended December 31, 2023, a share of profits of TFG Marine of $2.8 million (2022: $14.8 million, 2021: share of losses of $0.7 million) was recognized. In the year ended December 31, 2023, the Company also received $1.4 million in loan repayments which reduced the loan receivable to nil and a dividend of $7.3 million from TFG Marine which was recognized as a reduction in the carrying value of the investment.

16. TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Trade payables	7,801	7,994
Accrued voyage expenses	43,766	38,617
Accrued ship operating expenses	17,687	16,252
Accrued administrative expenses	11,057	9,359
Other	17,921	9,311
Total current trade and other payables	98,232	81,533
Total other non-current payables	472	2,053

17.   INTEREST BEARING LOANS AND BORROWINGS

Outstanding debt as of December 31, 2023 and December 31, 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
U.S. dollar denominated floating rate debt		
$252.4 million term loan facility	**174,125**	242,908
$34.8 million term loan facility	**16,370**	34,814
$250.7 million term loan facility	**119,088**	129,912
$100.8 million term loan facility	**77,725**	85,399
$328.4 million term loan facility	**169,705**	184,981
$321.6 million term loan facility	**165,203**	184,183
$129.4 million term loan facility	**124,415**	84,469
$104.0 million term loan facility	**92,422**	100,141
$110.5 million term loan facility	**—**	96,125
$60.6 million term loan facility	**60,600**	—
$63.5 million term loan facility	**63,450**	—
$544.0 million lease financing	**429,352**	459,918
$42.9 million term loan facility	**34,559**	36,942
$62.5 million term loan facility	**50,347**	53,820
$133.7 million term loan facility	**115,502**	123,367
$58.5 million term loan facility	**52,000**	55,250
$58.5 million term loan facility	**52,000**	55,250
$130.0 million term loan facility	**121,062**	127,562
$65.0 million term loan facility	**61,750**	65,000
$65.0 million term loan facility	**60,937**	64,187
$65.0 million term loan facility	**62,292**	—
$65.0 million term loan facility	**62,562**	—
$1,410.0 million term loan facility	**891,324**	—
$539.9 million Shareholder loan facility	**235,000**	—
Total U.S. dollar denominated floating rate debt	**3,291,790**	2,184,228
U.S. dollar denominated fixed rate debt		
$275.0 million revolving credit facility	**175,000**	209,700
Total U.S. dollar denominated fixed rate debt	**175,000**	209,700
Debt issuance costs	**(42,720)**	(23,113)
Accrued finance expense	**32,393**	19,499
Total debt	**3,456,463**	2,390,314
Short-term debt and current portion of long-term debt	**261,999**	277,854
Long-term portion of debt	**3,194,464**	2,112,460

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	December 31, 2023
Total U.S. dollar denominated floating rate debt	2,184,228	1,509,749	(402,187)	3,291,790
Total U.S. dollar denominated fixed rate debt	209,700	99,700	(134,400)	175,000
Debt issuance costs	(23,113)			(42,720)
Accrued finance expense	19,499			32,393
Total debt	2,390,314	1,609,449	(536,587)	3,456,463

Proceeds and repayments of debt in the year ended December 31, 2022 are summarized as follows:

(in thousands of $)	December 31, 2021	Proceeds	Repayments	December 31, 2022
Total U.S. dollar denominated floating rate debt	2,130,814	651,248	(597,834)	2,184,228
Total U.S. dollar denominated fixed rate debt	209,700	—	—	209,700
Debt issuance costs	(24,318)			(23,113)
Accrued finance expense	9,379			19,499
Total debt	2,325,575	651,248	(597,834)	2,390,314

Proceeds and repayments of debt in the year ended December 31, 2021 are summarized as follows:

(in thousands of $)	January 1, 2021	Proceeds	Repayments	Other	December 31, 2021
Total U.S. dollar denominated floating rate debt	2,089,931	250,687	(209,804)	—	2,130,814
Total U.S. dollar denominated fixed rate debt	60,000	149,700	—	—	209,700
Secured borrowings	6,251	3,481	(9,717)	(15)	—
Debt issuance costs	(20,176)				(24,318)
Accrued finance expense	7,805				9,379
Total debt	2,143,811	403,868	(219,521)	(15)	2,325,575

A summary of the Company's interest bearing loans and borrowings as of December 31, 2023 is as follows:

$252.4 million term loan facility
In July 2022, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $252.4 million to refinance the original $328.6 million loan facility maturing in February 2023. The new facility matures in September 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In August 2022, the Company drew down $252.4 million and repaid the outstanding balance of the original facility of $262.0 million. The facility is fully drawn down as of December 31, 2023.

$34.8 million term loan facility
In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance the original $50.0 million loan facility maturing in March 2023. The new facility matures in December 2027, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2022, the Company drew down $34.8 million and repaid the outstanding balance of the original facility of $35.9 million. The facility is fully drawn down as of December 31, 2023.

$250.7 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with a number of banks in an amount of up to $250.7 million. The facility matures in May 2025, carries an interest rate of SOFR plus Credit Adjustment Spread ("CAS") (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In November 2020, the Company drew down $250.7 million. In the year ended December 31, 2021, the sale of two LR2 tankers resulted in a prepayment of $46.5 million under the facility. The facility is fully drawn down as of December 31, 2023.

In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers currently financed under the existing $250.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $101.0 million.

$100.8 million term loan facility
In November 2020, the Company entered into a senior secured term loan facility with ING and Credit Suisse in an amount of up to $100.8 million. The facility matures in November 2025, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 17 years commencing on the delivery date from the yard. In November 2020, the Company drew down $100.8 million. The facility is fully drawn down as of December 31, 2023.

$328.4 million term loan facility
In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company's other credit facilities and has an amortization profile of 18 years. The Company drew down $109.0 million in the year ended December 31, 2016 in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in the year. The Company drew down a further $165.9 million in the year ended December 31, 2017 in connection with two Suezmax tankers and three LR2/Aframax tankers delivered in the year. The facility is fully drawn down as of December 31, 2023.

$321.6 million term loan facility
In February 2017, the Company signed a second senior secured term loan facility in an amount of up to $321.6 million. The facility provided by China Exim Bank is insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company's other credit facilities and has an amortization profile of 15 years. The Company drew down $252.7 million in the year ended December 31, 2017 in connection with four Suezmax tankers and three LR2/Aframax tankers delivered in the period. The Company drew down $32.0 million in the year ended December 31, 2018 in connection with one LR2 tanker delivered in the period. The facility is fully drawn down as of December 31, 2023.

$129.4 million term loan facility
In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance the existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. In June 2023, the Company drew down $129.4 million under the new facility and repaid the outstanding balance of the existing facility of $84.5 million in full. The new facility is fully drawn down as of December 31, 2023.

$104.0 million term loan facility
In April 2022, the Company entered into a senior secured term loan facility with Credit Suisse AG in an amount of $104.0 million to refinance the $110.5 million loan facility maturing in 2023. The new facility matures in May 2028, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In May 2022, the Company drew down $104.0 million and repaid the outstanding balance of the original facility of $96.4 million. The facility is fully drawn down as of December 31, 2023.

$110.5 million term loan facility
In November 2023, the Company repaid the outstanding balance of $90.9 million under this facility in full with part of the proceeds from the two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank below.

$60.6 million term loan facility and $63.5 million term loan facility
In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance the $110.5 million term loan facility with Credit Suisse above which had total balloon payments of $89.0 million due in January 2024. The facilities have a tenor of four and six years, respectively, carry an interest rate of SOFR plus a margin of 171 basis points and have an amortization profile of 18 years commencing on the delivery year from the yard. The facilities were fully drawn down in November 2023. The Company used $90.9 million of the proceeds to repay the existing

Credit Suisse term loan facility in full and used the remaining net cash proceeds from the refinancing of $33.2 million to partly finance the Acquisition.

$544.0 million lease financing

In March 2020, the Company signed a sale-and-leaseback agreement in an amount of $544.0 million with ICBCL to finance the cash amount payable upon closing of the acquisition of 10 Suezmax tankers from Trafigura, which took place on March 16, 2020. The lease financing has a tenor of seven years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 230 basis points, has an amortization profile of 17.8 years and includes purchase options for the Company throughout the term with a purchase obligation at the end of the term. The Company is precluded from accounting for the sale of the vessels due to the purchase obligation at the end of the term which prevents the lessor from obtaining control of the vessels and as such the lease has been accounted for as a secured borrowing, with the vessels recorded under "Vessels and equipment". The facility is fully drawn down as of December 31, 2023.

$42.9 million term loan facility

In November 2019, the Company signed a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse to partially finance the delivery of one Suezmax tanker. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In May 2020, the Company drew down $42.9 million under the facility in connection with the delivery of one Suezmax tanker. The facility is fully drawn down as of December 31, 2023.

$62.5 million term loan facility

In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC. The facility matures five years after the vessel's delivery date, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 190 basis points and has an amortization profile of 18 years. In June 2020, the Company drew down $62.5 million under the facility in connection with the delivery of one VLCC. The facility is fully drawn down as of December 31, 2023.

$133.7 million term loan facility

In November 2020, the Company entered into a senior secured term loan facility with CEXIM and Sinosure in an amount of up to $133.7 million to partially finance four LR2 tanker newbuildings in the Company's newbuilding program at that time. The facility has a tenor of 12 years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin in line with the Company's other credit facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, $33.4 million in September 2021 and $33.4 million in November 2021 under the facility to partially finance the delivery of four LR2 tankers. The facility is fully drawn down as of December 31, 2023.

In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers currently financed under the existing $133.7 million facility. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The refinancing generated net cash proceeds of approximately $38.0 million.

$58.5 million term loan facility

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2023.

$58.5 million term loan facility

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of one 2019-built VLCC. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery. The facility is fully drawn down as of December 31, 2023.

$130.0 million term loan facility

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 to partially finance the delivery of the 2022 built VLCCs, *Front Alta* and *Front Tweed*. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC *Front Gaula*. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. In August 2022, the Company drew down $65.0 million to partially finance the delivery of the 2022 built VLCC *Front Tana*. The facility is fully drawn down as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of the VLCC newbuilding, *Front Tyne*, from HHI and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2023.

$65.0 million term loan facility
In December 2021, the Company entered into a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts in the Company's newbuilding program at that time. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS (as a result of the rate reform transition discussed below) plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In January 2023, the Company took delivery of the VLCC newbuilding, *Front Orkla*, from HHI and drew down $65.0 million under this facility to partially finance the delivery. The facility is fully drawn as of December 31, 2023.

$1,410.0 million term loan facility
In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partially finance the Acquisition. The facility has a tenor of five years, carries an interest rate of SOFR plus a margin in line with the Company's existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company's largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date and was repayable in full on the 18 months anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants.

In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. The balance outstanding of $209.7 million is included in long-term debt as of December 31, 2022.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, the Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. Up to $100.0 million remained available to be drawn as of December 31, 2023. The balance outstanding of $175.0 million was included in long-term debt as of December 31, 2023. In April 2024, the Company repaid $100.0 million under the facility.

$539.9 million Shareholder loan
In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility has a tenor of 5 years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company's existing loan facilities. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

Rate reform transition
Due to the discontinuance of LIBOR after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023 (as denoted above), for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is 15 basis points based on a three months interest period.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $75.4 million (2022: $54.4 million), which represents 50% (2022: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2023 and December 31, 2022.

Assets pledged

(in thousands of $)	December 31, 2023	December 31, 2022
Vessels	**4,632,901**	3,650,325

18.   LEASES

As a lessee

The Company is committed to make rental payments under leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments were estimated at the time of recognition on the index at that time and are included in the minimum lease payments.

The future minimum lease payments under the Company's leases as at December 31, 2023 were as follows:

(in thousands of $)	
2024	1,154
2025	1,450
Total minimum lease payments	2,604
Less: Imputed interest	(70)
Present value of obligations under leases	2,534

The future minimum lease payments under the Company's leases as at December 31, 2022 were as follows:

(in thousands of $)	
2023	1,103
2024	1,206
2025	1,237
Total minimum lease payments	3,546
Less: Imputed interest	(150)
Present value of obligations under leases	3,396

Total cash outflows for leases was $0.9 million, $2.9 million and $11.8 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Expense for office leases was $0.9 million, $0.9 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company incurred lease expenses of nil (2022: $2.2 million, 2021: $8.6 million) in relation to the vessels leased-in from SFL, an affiliated company, *Front Energy* and *Front Force*. Contingent rental income recorded in the year ended December 31, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period. The Company recorded contingent rental income of $3.6 million in the year ended December 31, 2021 primarily due to the fact that the actual profit share expense payable of $0.3 million was $3.6 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012 Ltd.

The Company incurred lease expenses of nil (2022: nil, 2021: $2.7 million) in relation to two vessels leased in from a third party on time charters that were classified as leases.

Interest expense incurred in relation to the leased-in vessels is disclosed in Note 6.

The weighted-average discount rate based on the Company's incremental borrowing rate, or IBR, in relation to the leases was 2.5% for the year ended December 31, 2023 (2022: 2.7%, 2021: 7.1%) and the weighted-average remaining lease term was two years as of December 31, 2023 (2022: three years, 2021: five years).

For further details on the Company's right-of-use assets see Note 13.

As a lessor

Four LR2 tankers were on fixed rate time charters as of December 31, 2023 (2022: two LR2 tankers). The minimum future revenues to be received under fixed rate contracts as of December 31, 2023 were as follows:

(in thousands of $)	
2024	58,194
2025	30,895
Total minimum lease payments	89,089

The minimum future revenues to be received under fixed rate contracts as of December 31, 2022 were as follows:

(in thousands of $)	
2023	**24,090**
2024	**24,156**
2025	**15,954**
Total minimum lease payments	**64,200**

Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss, which solely relates to leasing revenues.

Two of the LR2 tankers on fixed rate time charters as of December 31, 2023 and December 31, 2022 have an option for a one year extension.

The cost and accumulated depreciation of vessels leased under time charters as of December 31, 2023 were $206.1 million and $36.0 million, respectively (December 31, 2022: $100.1 million and $3.9 million, respectively).

19. FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	December 31, 2023		December 31, 2022	
(in thousands of $)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss				
Derivative instruments receivable - non-current	**39,117**	**39,117**	53,993	53,993
Marketable securities	**7,432**	**7,432**	236,281	236,281
Financial assets not measured at fair value				
Cash and cash equivalents	**308,322**	**308,322**	254,525	254,525
Receivables	**124,647**	**124,647**	139,467	139,467
Loan notes receivable	**—**	**—**	1,388	1,388
Financial liabilities not measured at fair value				
Trade and other payables	**98,232**	**98,232**	81,533	81,533
Floating rate debt	**3,322,347**	**3,322,347**	2,201,543	2,201,543
Fixed rate debt	**176,837**	**184,462**	211,884	212,203

(in thousands of $)	Dec 31, 2023 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss				
Derivative instruments receivable - non-current	**39,117**	—	39,117	—
Marketable securities	**7,432**	7,432	—	—
Financial assets not measured at fair value				
Cash and cash equivalents	**308,322**	308,322	—	—
Financial liabilities not measured at fair value				
Floating rate debt	**3,322,347**	—	3,322,347	—
Fixed rate debt	**184,462**	—	—	184,462

(in thousands of $)	Dec 31, 2022 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss				
Derivative instruments receivable - non-current	**53,993**	—	53,993	—
Marketable securities	**236,281**	236,281	—	—
Financial assets not measured at fair value				
Cash and cash equivalents	**254,525**	254,525	—	—
Loan notes receivable	**1,388**	—	1,388	—
Financial liabilities not measured at fair value				
Floating rate debt	**2,201,543**	—	2,201,543	—
Fixed rate debt	**212,203**	—	—	212,203

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant observable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant observable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (level 1).

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2023 and 2022.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:

- Credit risk
- Liquidity risk
- Market risk (interest rate risk, foreign currency risk, and price risk)

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2023 and 2022. In addition, no customers individually accounted for 10% or more of total revenue in 2023 and 2022 (see Note 3). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.

Cash and cash equivalents
The Company held cash and cash equivalents of $308.3 million at December 31, 2023 (2022: $254.5 million). The cash and cash equivalents are held with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA and Nordea Bank Norge, or Nordea, Crédit Agricole, Credit Suisse AG, Standard Chartered Bank Singapore, ABN Amro, Bank of Cyprus and Citibank N.A. The Company's concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.

Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2023, 2022 and 2021 no cash was posted as collateral in relation to our interest rate swaps and secured borrowings (January 1, 2021: $14.9 million).

Derivatives
The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. Interest rate swap agreements are entered into with banks and financial institution counterparties, which are rated AA-, based on rating agency S&P.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 17).

The following are the remaining contractual maturities of financial liabilities:

| | | Contractual cash flows at December 31, 2023 | | |
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities					
Floating rate debt	3,279,626	3,322,347	260,162	1,593,648	1,468,537
Interest on floating rate debt	—	802,278	200,291	573,410	28,577
Fixed rate debt	176,837	176,837	1,837	175,000	—
Interest on fixed rate debt	—	32,131	12,395	19,736	—
Obligations under leases	2,534	2,534	1,104	1,430	—
Trade and other payables	98,232	98,232	98,232	—	—

| | | Contractual cash flows at December 31, 2022 | | |
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities					
Floating rate debt	2,178,430	2,201,543	275,670	1,555,143	370,730
Interest on floating rate debt	—	435,769	106,487	296,516	32,766
Fixed rate debt	211,884	211,884	2,184	209,700	—
Interest on fixed rate debt	—	20,960	12,342	8,618	—
Obligations under leases	3,396	3,396	1,024	2,372	—
Trade and other payables	81,533	81,533	81,533	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 17.

The carrying values of fixed and floating rate debt include accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of December 31, 2023 (and spot rate as of December 31, 2022 for comparatives). The interest on fixed rate debt is based on the contractual interest rate for the periods presented. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

Market risk

Interest rate risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2023 the Company had interest rate swaps in place and approximately 17% (2022: 25%) of the floating interest rates were switched to fixed rate.

Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2023, the Company's outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,741.8 million (2022: $1,634.2 million). Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $27.4 million (2022: $16.3 million), excluding the effects of capitalization of interest.

Interest rate swap agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019.

In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, was transitioned from LIBOR to SOFR in the year ended December 31, 2023 which did not affect the accounting for these derivatives.

The aggregate fair value of these swaps at December 31, 2023 was an asset of $39.1 million (2022: $54.0 million) and a liability of nil (2022: nil). The fair value (Level 2) of the Company's interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2023, the Company recorded a gain on these interest rate swaps of $8.0 million (2022: gain of $53.6 million, 2021: gain of $17.5 million).

The interest rate swaps are not designated as hedges and are summarized as of December 31, 2023 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)			
150,000	February 2019	February 2026	2.1970 %
100,000	March 2020	March 2027	0.9750 %
50,000	March 2020	March 2027	0.6000 %
100,000	March 2020	March 2025	0.9000 %
100,000	April 2020	April 2027	0.5970 %
50,000	April 2020	April 2025	0.5000 %
550,000			

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Price risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment's fair value in OCI is made. See Note 9 for further details.

Capital management

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company's objectives when managing capital are to:
- safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
- maintain an optimal capital structure to reduce the cost of capital.

In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 per share for the first quarter of 2023. In February 2023, we declared a dividend of $0.30 per share for the third quarter and a dividend of $0.77 per share for the fourth quarter of 2022. In August 2022, we declared a dividend of $0.15 per share for the second quarter of 2022. No dividends were declared in 2021.

The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

20. SHARE CAPITAL

The authorized share capital of the Company as of December 31, 2023 is $600,000,000 (2022: $600,000,000) divided into 600,000,000 shares (2022: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2022 and 2023.

ATM program

In June 2020, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares of the Company through an at-the-market offering program (the "ATM program"). In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

The movement in the number of shares outstanding during the years ended December 31, 2023 and 2022 are as follows:

Outstanding shares as of January 1, 2021	**197,692,321**
Shares issued under ATM program	5,499,658
Shares issued on exercise of options (see Note 21)	339,000
Outstanding shares as of December 31, 2021	**203,530,979**
Shares issued in connection with Euronav share acquisition (see Note 8)	19,091,910
Outstanding shares as of December 31, 2022 and 2023	**222,622,889**

21. SHARE OPTIONS

The Company's share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the nominal value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of the Company may be used to satisfy exercised options. As of December 31, 2023 and 2022 there were no options outstanding under this scheme. The scheme was closed to new option grants in 2019.

In the year ended December 31, 2021, the Company issued 339,000 ordinary shares for proceeds of $1.9 million under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). In the year ended December 31, 2021, 130,000 options were exercised and settled for a cash payment of $0.3 million.

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company's synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company's shares and the exercise price on the date of exercise, and as such, have been classified as a liability. As of December 31, 2023, 92,400 synthetic options have been exercised, 86,100 have been forfeited and 1,101,500 remaining outstanding (2022: 1,200,000).

The synthetic options have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted will vest.

The initial exercise price for the synthetic options granted in December 2021 was reduced by the amount of dividends paid after the date of grant. As of December 31, 2023, 704,000 of these options had vested. As of December 31, 2023, 86,100 options had been forfeited and 92,400 options were exercised at a weighted average exercise price of $6.52. As of December 31, 2023, 564,650 options remained exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $10.7 million in the year ended December 31, 2023 (2022: $4.7 million, 2021: $0.2 million).

As of December 31, 2023, the weighted average exercise price of the outstanding options was $4.48 (2022: $7.64), the weighted average exercise price of the exercisable options was $4.13 and the Company's share price was $20.05.

The weighted average fair value of the options granted in 2021 was $6.54 per share. The synthetic options had a fair value of $17.5 million as of December 31, 2023 (2022: $8.4 million) and the Company recorded a liability of $15.0 million as of December 31, 2023 (2022: $4.9 million) in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2023 was $9.0 million (2022: $1.7 million).

22. RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

We transact business with the following related parties and affiliated companies, an affiliated company being a company in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

Summary

A summary of transactions with related parties and affiliated companies for the years ended December 31, 2023, 2022 and 2021 was as follows:

(in thousands of $)	Note	2023	2022	2021
Revenues and other operating income				
Seatankers Management Co. Ltd		**2,196**	1,669	2,085
SFL	**4**	**5,925**	7,634	5,788
Golden Ocean		**4,182**	3,061	3,942
Alta Trading UK Limited		**8**	5,617	2,942
Seadrill Limited		**—**	—	277
Archer Limited		**—**	—	143
Flex LNG Ltd		**1,513**	1,242	1,637
Avance Gas		**1,989**	2,191	2,404
TFG Marine		**1,060**	627	786
Other related parties and affiliated companies		**7**	53	606
Total revenues and other operating income		**16,880**	22,094	20,610
Operating expenses				
SFL	**13, 18**	**—**	1,590	5,032
Front Ocean Management AS		**2,514**	2,010	443
Seatankers Management Norway AS		**880**	516	667
Seatankers Management Co. Ltd		**593**	803	275
Total operating expenses		**3,987**	4,919	6,417
Other income (expenses)				
Shareholder loan facility finance expense	**17**	**(255)**	—	—
Revolving credit facility finance expense	**17**	**(11,690)**	(13,288)	(8,226)
SFL interest leasing	**6, 13, 18**	**—**	(937)	(3,892)
FMS Holdco share of results	**15**	**611**	(555)	—
TFG Marine share of results	**15**	**2,771**	14,797	(724)
Total other income (expenses)		**(8,563)**	17	(12,842)

Revenues earned from related parties and affiliated companies are comprised of office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies are comprised of rental for vessels and office space, support staff costs, and corporate administration.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
SFL	4,652	3,505
Seatankers Management Co. Ltd	726	1,368
Golden Ocean	11,147	6,964
Alta Trading UK Limited	8	60
Flex LNG Ltd	455	303
TFG Marine	1,117	28
Avance Gas	1,080	695
Front Ocean Management	—	473
Other related parties and affiliated companies	107	89
Related party and affiliated company receivables	**19,292**	13,485

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies at December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
SFL	6,407	6,702
Seatankers Management Co. Ltd	337	351
Golden Ocean	13,837	8,470
Flex LNG Ltd	549	158
TFG Marine	25,956	14,831
Front Ocean Management	71	286
Avance Gas	562	450
Related party and affiliated company payables	**47,719**	31,248
Shareholder loan facility	235,000	—
Revolving credit facility	175,000	209,700
Total due to related parties and affiliated companies	**457,719**	240,948

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Other transactions

Refer to Note 8, 9 and 20 for further details of shares issued to Hemen in connection with the Euronav share acquisition.

Refer to Note 23 for further details of guarantees and commitments related to bunker supply and forward bunker purchase arrangements with TFG Marine.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:

(in thousands of $)	2023	2022	2021
Total remuneration	**7,956**	3,767	784
of which:			
Paid in capacity as directors	3,530	1,678	377
Other remuneration	4,426	2,089	407

The Directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	2023	2022	2021
Total fixed remuneration	**942**	863	688
of which:			
Cost of pension	**24**	22	24
Total variable remuneration	**7,014**	2,904	96
of which:			
Share based payments	**7,014**	2,679	96

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company's synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of the Company's shares and the exercise price on the date of exercise, and as such, have been classified as a liability. Refer to Note 21 for further details of the synthetic option scheme.

23.   COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine, a related party. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

The Company has also entered into forward bunker purchase arrangements with TFG Marine which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. As of December 31, 2023, the remaining commitments amounted to $53.7 million, all of which is expected to be paid in 2024.

The Company has paid $392.5 million to TFG Marine in the year ended December 31, 2023 in relation to bunker purchases (2022: $434.4 million, 2021: $240.5 million).

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

Refer to Note 12 for details of the remaining commitments related to the Acquisition. On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline's withdrawal from the combination agreement were terminated, against nil cash consideration.

24. GROUP ENTITIES

Name	Country of Incorporation	Ownership and Voting Percentage December 31, 2023	December 31, 2022
Frontline Management (Bermuda) Ltd	Bermuda	100%	100%
Frontline Corporate Services Ltd	United Kingdom	100%	100%
Frontline Management AS	Norway	100%	100%
Frontline 2012 Ltd.	Bermuda	100%	100%
Frontline Chartering Services Inc.	Liberia	100%	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%	100%
Frontfleet Ltd	Bermuda	100%	100%
Frontfleet II Ltd	Bermuda	100%	100%
Front Thor Inc.	Liberia	100%	100%
Front Odin Inc.	Liberia	100%	100%
Front Loki Inc.	Liberia	100%	100%
Front Njord Inc.	Liberia	100%	100%
Front Ull Inc	Liberia	100%	100%
Front Idun Inc	Liberia	100%	100%
Front King Inc.	Liberia	100%	100%
Front Queen Inc.	Liberia	100%	100%
Front Sovereign Inc.	Liberia	100%	100%
Front Monarch Inc.	Liberia	100%	100%
Front Eminence Inc.	Liberia	100%	100%
Front Endurance Inc.	Liberia	100%	100%
Front Duke Inc.	Republic of the Marshall Islands	100%	100%
Front Brage Inc.	Liberia	100%	100%
Front Balder Inc.	Liberia	100%	100%
Front Challenger Inc.	Liberia	100%	100%
Front Crown Inc.	Liberia	100%	100%
Front Coral Inc.	Liberia	100%	100%
Front Crystal II Inc.	Liberia	100%	100%
Front Classic Inc.	Liberia	100%	100%
Front Clipper Inc.	Liberia	100%	100%
Front Cosmos Inc.	Liberia	100%	100%
Front Cascade Inc.	Liberia	100%	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%	100%
Sea Hull L0037 Corp.	Liberia	100%	100%
Sea Hull L0044 Corp.	Liberia	100%	100%
Sea Hull L0045 Corp.	Liberia	100%	100%
Sea Hull L0046 Corp.	Liberia	100%	100%
Front Cheetah Inc.	Liberia	100%	100%
Front Cougar Inc.	Liberia	100%	100%
Front Aphrodite Inc.	Liberia	100%	100%

Front Athena Inc.	Liberia	100%	100%
Front Hebe Inc.	Liberia	100%	100%
Front Hera Inc.	Liberia	100%	100%
Front Altair Inc.	Liberia	100%	100%
Front Antares Inc	Liberia	100%	100%
Front Vega Inc.	Liberia	100%	100%
Front Sirius Inc.	Liberia	100%	100%
Front Castor Inc.	Liberia	100%	100%
Front Pollux Inc.	Liberia	100%	100%
Front Capella Inc.	Liberia	100%	100%
Front Polaris Inc.	Liberia	100%	100%
Front Earl Inc.	Liberia	100%	100%
Front Empire Inc.	Liberia	100%	100%
Front Prince I Inc.	Liberia	100%	100%
Front Princess I Inc.	Liberia	100%	100%
Front Defender Inc.	Liberia	100%	100%
Front Discovery Inc.	Liberia	100%	100%
Front Cruiser Inc.	Liberia	100%	100%
Front Dynamic I Inc.	Liberia	100%	100%
Front Favour Inc.	Republic of the Marshall Islands	100%	100%
Front Feature Inc.	Republic of the Marshall Islands	100%	100%
Front Future Inc.	Liberia	100%	100%
Front Fusion Inc.	Liberia	100%	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%	100%
Front Driva Inc.	Republic of the Marshall Islands	100%	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%	100%
Frontline (Management) Cyprus Ltd	Cyprus	100%	—
Front Beaver Inc.	Republic of the Marshall Islands	100%	—
Front Beauly Inc.	Republic of the Marshall Islands	100%	—
Front Cloud Inc.	Republic of the Marshall Islands	100%	—
Front Clyde Inc.	Republic of the Marshall Islands	100%	—

Front Dee Inc.	Republic of the Marshall Islands	100%	—
Front Eagle Inc.	Republic of the Marshall Islands	100%	—
Front Eira Inc.	Republic of the Marshall Islands	100%	—
Front Forth Inc.	Republic of the Marshall Islands	100%	—
Front Gander Inc.	Republic of the Marshall Islands	100%	—
Front Hawke Inc.	Republic of the Marshall Islands	100%	—
Front Maine Inc.	Republic of the Marshall Islands	100%	—
Front Morgan Inc.	Republic of the Marshall Islands	100%	—
Front Naver Inc.	Republic of the Marshall Islands	100%	—
Front Neiden Inc.	Republic of the Marshall Islands	100%	—
Front Osen Inc.	Republic of the Marshall Islands	100%	—
Front Otra Inc.	Republic of the Marshall Islands	100%	—
Front Rauma Inc.	Republic of the Marshall Islands	100%	—
Front Spey Inc.	Republic of the Marshall Islands	100%	—
Front Surna Inc.	Republic of the Marshall Islands	100%	—
Front Tay Inc.	Republic of the Marshall Islands	100%	—
Front Vefsna Inc.	Republic of the Marshall Islands	100%	—
Front Vosso Inc.	Republic of the Marshall Islands	100%	—
Front Humber Inc.	Republic of the Marshall Islands	100%	—
Front Flores Inc.	Republic of the Marshall Islands	100%	—

25.   SUBSEQUENT EVENTS

In January 2024, the Company announced that it has entered into an agreement whereby the Company will sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner during the first half of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $207.0 million, and the Company expects to record a gain in the first half of 2024 of approximately $74.0 million.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $11.0 million.

In February 2024, the Board of Directors declared a dividend of $0.37 per share for the fourth quarter of 2023. The record date for the dividend was March 15, 2024, the ex-dividend date was March 14, 2024, and the dividend was paid on March 27, 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel is expected to be delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $34.0 million, and the Company expects to record a gain in the second quarter of 2024 of approximately $14.0 million.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Refer to Note 12 and Note 17 for details of other transactions that have concluded subsequent to December 31, 2023 pertaining to the delivery of vessels and the related financing as a result of the Acquisition and other refinancing.

Index to parent company Financial Statements of Frontline plc

Frontline plc
Parent company financial statements and notes

Statements of Profit or Loss for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	Note	2023	2022	2021
Share of net profit (loss) from subsidiaries accounted for using the equity method	**8**	**622,364**	449,647	(22,047)
Dividends received	**5, 6**	**36,852**	1,579	18,367
		659,216	451,226	(3,680)
Operating expenses				
Administrative expenses	**3**	**14,005**	20,543	5,445
Total operating expenses		**14,005**	20,543	5,445
Net operating income (loss)		**645,211**	430,683	(9,125)
Other income (expenses)				
Net finance expense	**4**	**(10,799)**	(13,267)	(8,229)
Gain on marketable securities	**6**	**22,002**	58,129	6,848
Net other income (expenses)		**11,203**	44,862	(1,381)
Profit (loss) before income taxes		**656,414**	475,545	(10,506)
Income tax expense	**5**	**—**	(8)	(4,455)
Profit (loss) for the period		**656,414**	475,537	(14,961)

See accompanying Notes that are an integral part of these Financial Statements.

Frontline plc
Parent company financial statements and notes

Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021

(in thousands of $)

	Note	2023	2022	2021
Comprehensive income (loss)				
Profit (loss) for the period		**656,414**	475,537	(14,961)
Items that may be reclassified to profit or loss:				
Foreign currency translation gain (loss)		**(39)**	226	28
Other comprehensive income (loss)		**(39)**	226	28
Comprehensive income (loss)		**656,375**	475,763	(14,933)

See accompanying Notes that are an integral part of these Financial Statements.

Frontline plc
Parent company financial statements and notes

Statements of Financial Position as of December 31, 2023 and 2022

(in thousands of $)

	Note	December 31, 2023	December 31, 2022
ASSETS			
Current Assets			
Cash and cash equivalents		24,024	1,643
Marketable securities	6	5,674	235,511
Trade and other receivables	7	524	568
Total current assets		30,222	237,722
Non-current assets			
Investments in subsidiaries	8	2,668,733	2,244,345
Total assets		2,698,955	2,482,067
LIABILITIES AND EQUITY			
Current liabilities			
Short-term debt and current portion of long-term debt	10	3,197	2,184
Trade and other payables	9	8,770	8,123
Total current liabilities		11,967	10,307
Non-current liabilities			
Long-term debt	10	408,895	209,700
Other non-current payables	9	275	1,689
Total liabilities		421,137	221,696
Equity			
Share capital		222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		415	454
Retained earnings		445,999	428,513
Total equity		2,277,818	2,260,371
Total liabilities and equity		2,698,955	2,482,067

See accompanying Notes that are an integral part of these Financial Statements.

On April 26, 2024, the Board of Directors of Frontline Plc authorized these parent company financial statements for issue.



James O'Shaughnessy
Non-Executive Director and Audit Committee Chairman



Marios Demetriades
Non-Executive Director and member of the Audit Committee

Frontline plc
Parent company financial statements and notes

Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	Note	2023	2022	2021
Profit (loss) for the period		**656,414**	475,537	(14,961)
Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:				
Net finance expense	4	**10,799**	13,267	8,229
Share of results from subsidiaries	8	**(622,364)**	(449,647)	22,047
Gain on marketable securities	6	**(22,002)**	(58,129)	(6,848)
Other, net		**1,738**	(2,684)	32
Changes in operating assets and liabilities:				
Trade and other receivables	7	**46**	304	5,130
Trade and other payables	9	**(1,928)**	4,721	1,036
Change in restricted cash	10	**—**	—	1,538
Distributions received from subsidiaries	8	**752,958**	113,599	59,923
Interest paid		**(10,933)**	(13,288)	(6,695)
Interest received		**751**	29	1
Net cash provided by operating activities		**765,479**	83,709	69,432
Investing activities				
Contributions paid to subsidiaries	8	**(556,309)**	(51,769)	(275,169)
Purchase of marketable securities	6	**—**	—	(357)
Proceeds from sale of marketable securities	6	**251,839**	—	11,236
Net cash used in investing activities		**(304,470)**	(51,769)	(264,290)
Financing activities				
Proceeds from issuance of debt	10	**334,700**	—	153,181
Proceeds from issuance of shares	12	**—**	—	52,109
Repayment of debt	10	**(134,400)**	—	(9,732)
Cash dividends paid	12	**(638,928)**	(33,393)	—
Net cash provided by (used in) financing activities		**(438,628)**	(33,393)	195,558
Net change in cash and cash equivalents		**22,381**	(1,453)	700
Cash and cash equivalents at beginning of year		**1,643**	3,096	2,396
Cash and cash equivalents at end of year		**24,024**	1,643	3,096
Supplemental disclosure of cash flow information:				
Income taxes paid	5	**—**	7	4,455

See accompanying Notes that are an integral part of these Financial Statements

Frontline plc
Parent company financial statements and notes

Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except number of shares)

	Note	2023	2022	2021
Number of shares outstanding				
Balance at the beginning of the year		222,622,889	203,530,979	197,692,321
Shares issued on exercise of options	12	—	—	339,000
Shares issued under ATM program	12	—	—	5,499,658
Shares issued in connection with Euronav share acquisition	12	—	19,091,910	—
Balance at the end of the year		222,622,889	222,622,889	203,530,979
Share capital				
Balance at the beginning of the year		222,623	203,531	197,692
Shares issued on exercise of options	12	—	—	339
Shares issued under ATM program	12	—	—	5,500
Shares issued in connection with Euronav share acquisition	12	—	19,092	—
Balance at the end of the year		222,623	222,623	203,531
Additional paid in capital				
Balance at the beginning of the year		604,687	448,291	402,021
Stock compensation expense	13	—	—	(338)
Shares issued on exercise of options	12	—	—	1,593
Shares issued under ATM program	12	—	—	45,015
Shares issued in connection with Euronav share acquisition	12	—	156,396	—
Balance at the end of the year		604,687	604,687	448,291
Contributed surplus				
Balance at the beginning and the end of year		1,004,094	1,004,094	1,004,094
Accumulated other reserves				
Balance at the beginning of the year		454	228	200
Other comprehensive income (loss)		(39)	226	28
Balance at the end of the year		415	454	228
Retained earnings (deficit)				
Balance at the beginning of the year		428,513	(13,631)	1,330
Profit (loss) for the period		656,414	475,537	(14,961)
Cash dividends	12	(638,928)	(33,393)	—
Balance at the end of the year		445,999	428,513	(13,631)
Total equity		2,277,818	2,260,371	1,642,513

See accompanying Notes that are an integral part of these Financial Statements.

Frontline plc
Parent company financial statements and notes

Notes to Financial Statements

1. GENERAL INFORMATION

Frontline plc (formerly Frontline Ltd.), is the parent company of the Frontline plc group, the Company or Frontline, an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the "Redomiciliation"). The Company was officially redomiciled to Cyprus on December 30, 2022.

The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation were the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation.

Prior to the Redomiciliation, Frontline Ltd.'s ordinary shares were listed on the New York Stock Exchange ("NYSE") and Oslo Stock Exchange ("OSE") under the symbol "FRO." Upon effectiveness of the Redomiciliation, the Company's ordinary shares continue to be listed on the NYSE and OSE and commenced trading under the new name Frontline plc and new CUSIP number M46528101 and new ISIN CY0200352116 on the NYSE on January 3, 2023 and on the OSE on January 13, 2023. Frontline plc's LEI number was not be affected by the Redomiciliation and remains the same.

Frontline plc is the holding company of equity investments in subsidiaries. Frontline plc, through its subsidiaries, operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. Frontline plc's subsidiaries are located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. Frontline plc, through its subsidiaries, is also involved in the charter, purchase and sale of vessels.

2. SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation
The parent financial statements are prepared in accordance with IFRS® Accounting Standards ("IFRS") as adopted by the European Union ("EU").

These parent company financial statements should be read in connection with the Consolidated financial statements of Frontline, published together with these financial statements. With the exceptions described below, Frontline plc applies the accounting policies of the group, as described in Note 2 Significant Accounting Policies, and reference is made to this note for further details.

The financial statements were approved by the Board of Directors on April 26, 2024, and authorized for issue.

2. Subsidiaries
Investments in subsidiaries are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Frontline's share of the post-acquisition profits or losses of the subsidiary in profit or loss, and Frontline's share of movements in other comprehensive income of the subsidiary in other comprehensive income. Where Frontline's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, Frontline does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the equity accounted investments in subsidiaries. Dividends from subsidiaries are recognized in the separate financial statements of Frontline plc when the entity's right to receive the dividend is established. The dividend is recognized as a reduction to the carrying amount of the investment.

3. EXPENSES

Administrative expenses

(in thousands of $)	2023	2022	2021
Directors fees	511	465	329
Stock compensation expense	3,016	4,700	153
Office and administrative expenses	3,412	3,302	3,467
Audit, legal and consultancy	7,066	12,076	1,496
	14,005	20,543	5,445

Frontline plc had no employees in the year ended December 31, 2023, 2022 and 2021. No pensions were paid to directors or past directors. Stock compensation expense $3.0 million related to directors (2022: $1.2 million, 2021: $0.05 million) see Note 13 and Note 14.

Fees paid or accrued for audit and related services:

(in thousands of $)	2023	2022	2021
Audit of annual financial statements:			
Statutory auditor	141	136	—
Other PwC Network firm	1,333	2,290	1,121
Services provided by Other PwC Network firms:			
Other assurance services (audit related)	—	—	132
Tax advisory services	—	—	8
Other non assurance services	15	4	4
Total	1,489	2,430	1,265

4. NET FINANCE EXPENSE

(in thousands of $)	2023	2022	2021
Interest income	751	29	1
Foreign exchange gains	450	17	36
Finance income	1,201	46	37
Interest expense	11,945	13,288	8,254
Other financial expenses	55	25	12
Finance expense	12,000	13,313	8,266
Net finance expense recognized in profit and loss	(10,799)	(13,267)	(8,229)

5.   INCOME TAXES

Certain of Frontline plc's subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of Frontline plc that are subject to income tax is included in Share of net profit/(loss) from subsidiaries accounted for using the equity method in the Statements of Profit or Loss.

Frontline plc does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

Cyprus
Under the provisions of Cyprus tax laws, such income shall be included in the estimation of taxable income to be taxed at the rate of 12.5%.

In line with the tonnage tax legislation, Frontline plc, through its subsidiaries, pays tax calculated on the basis of the net tonnage of the qualifying vessels the subsidiaries own, charter or manage. The option for tonnage tax should be valid for ten years.

On October 3, 2023, the Cyprus Ministry of Finance initiated a public consultation to incorporate the EU Directive, aimed at establishing a global minimum tax level for multinational and large-scale domestic enterprise groups, into national legislation. This EU Directive, originating from the OECD/G20 BEPS Pillar Two Model Rules on December 14, 2022, seeks to ensure fair taxation practices internationally. Following the completion of the consultation phase on October 31, 2023, the proposed legislation has been forwarded to the Cyprus House of Parliament for approval.

The draft legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15% and includes specific exemptions (provided that certain conditions are met) for International Shipping Income. The anticipated ratification of the bill in 2024 will see its provisions become retroactively effective from January 1, 2024. Key features of the bill include the implementation of a Qualified Income Inclusion Rule starting in 2024, a Qualified Undertaxed Payments Rule from 2025, and a Cyprus-specific domestic minimum top-up tax also from 2025.

In light of these developments, management is currently evaluating the potential implications of the draft bill on Frontline plc's operations and financial planning.

United States
For the three years ended December 31, 2023, Frontline plc did not accrue U.S. income taxes as Frontline plc is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in the year ended December 31, 2023 (2022: nil, 2021: nil).

Other Jurisdictions
In the year ended December 31, 2021, Frontline plc received a distribution from Den Norske Krigsforsikring for Skib ("DNK"), the Norwegian Shipowners Mutual War Risk Insurance Association, in the amount of $17.9 million which was subject to withholding tax of $4.5 million which Frontline plc recognized as income tax expense in the year ended December 31, 2021.

6.   MARKETABLE SECURITIES

Marketable securities held by Frontline plc are listed equity securities accounted for fair value through profit or loss. In the year ended December 31, 2023 Frontline plc received dividends of $36.9 million (2022: $1.6 million, 2021: $0.5 million) from its investments in marketable securities.

A summary of the movements in marketable securities for the years ended December 31, 2023, 2022 and 2021 is presented in the table below:

(in thousands of $)	2023	2022	2021
Balance at the beginning of the year	235,511	1,895	5,926
Marketable securities acquired	—	167,709	357
Proceeds from sale of marketable securities	(251,839)	—	(11,236)
Gain on marketable securities sold during the year	18,994	—	7,002
Unrealized gain on marketable securities held at end of the year	3,008	65,907	(154)
Balance at the end of the year	5,674	235,511	1,895

Avance Gas
As of December 31, 2023, 2022 and 2021, Frontline plc held 329,669 shares in Avance Gas. In the year ended December 31, 2023, Frontline plc recognized an unrealized gain of $2.9 million (2022: gain of $0.7 million, 2021: loss of $0.3 million) in relation to the shares held in Avance Gas.

SFL
As of December 31, 2023, 2022 and 2021, Frontline plc held 73,165 shares in SFL. In the year ended December 31, 2023, Frontline plc recognized an unrealized gain of $0.1 million (2022: gain of $0.1 million, 2021: gain of $0.1 million) in relation to the shares held in SFL.

Golden Ocean
As of December 31, 2023, 2022 and 2021, Frontline plc held nil shares in Golden Ocean.

In the year ended December 31, 2021, Frontline plc purchased 55,959 Golden Ocean shares for $0.4 million and sold these shares for proceeds of $0.7 million. In the year ended December 31, 2021, Frontline plc also sold 1.3 million shares in Golden Ocean for proceeds of $13.4 million and recognized a gain on marketable securities sold of $7.9 million.

Euronav

Share acquisition in the year ended December 31, 2022

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav as of this date, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend per share that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav as of this date, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement, Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline agreed to issue to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement. The shares were issued to Hemen in August 2022.

As of December 31, 2022, Frontline plc held 13,664,613 shares in Euronav, as a result of the above transactions. The acquired shares were initially recognized at their fair value of $167.7 million and Frontline plc recorded a realized loss of $7.8 million in relation to these transactions, being the difference between the transaction price to acquire these shares and their fair value as of the transaction dates. The transaction price paid to acquire these shares was $175.5 million, which was the fair value of the Frontline's shares as of the transaction dates.

Based on the Euronav share price as of December 31, 2022, the fair value of the shares held in Euronav was $232.8 million, which resulted in an unrealized gain of $65.1 million.

Share sale in the year ended December 31, 2023

On October 9, 2023, in connection with the Acquisition (as defined in Note 12), Frontline and Famatown Finance Limited, a company related to Hemen agreed to sell all their shares in Euronav (57,479,744 shares, representing in aggregate 26.12% of Euronav's issued shares) to Compagnie Maritime Belge NV ("CMB") at a price of $18.43 per share (the "Share Sale").

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in Euronav to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.

In the year ended December 31, 2023, Frontline plc recognized a gain on marketable securities in relation to the Euronav shares of $19.0 million.

7.   TRADE AND OTHER RECEIVABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Prepaid expenses	428	509
Related party receivables	27	9
Other receivables	69	50
	524	568

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2023 (2022: nil).

8.   INVESTMENTS IN SUBSIDIARIES

A summary of the movements in investments in subsidiaries for the years ended December 31, 2023, 2022 and 2021 is presented in the table below:

(in thousands of $)	2023	2022	2021
Balance at the beginning of the year	2,244,345	1,853,624	1,660,406
Net income/(loss) from subsidiaries	622,325	449,647	(22,047)
Distributions received from subsidiaries	(752,958)	(113,599)	(59,923)
Contributions paid to subsidiaries	556,309	51,769	275,169
Other, net	(1,288)	2,904	19
Balance at the end of the year	2,668,733	2,244,345	1,853,624

All Frontline plc's subsidiaries are wholly owned. See Note 24 Group Entities in the Consolidated Financial Statements for a table with Frontline plc's subsidiaries for the years ended December 31, 2023 and 2022.

9.   TRADE AND OTHER PAYABLES

(in thousands of $)	December 31, 2023	December 31, 2022
Trade payables	**456**	1,345
Accrued administrative expenses	**4,350**	3,158
Other	**3,964**	3,620
Total trade and other payables	**8,770**	8,123
Other	**275**	1,689
Total other non-current payables	**275**	1,689

10. INTEREST BEARING LOANS AND BORROWINGS

A summary of outstanding debt as of December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
U.S. dollar denominated floating rate debt		
$539.9 million Shareholder loan facility	**235,000**	—
Total U.S. dollar denominated floating rate debt	**235,000**	—
U.S. dollar denominated fixed rate debt		
$275.0 million revolving credit facility	**175,000**	209,700
Total U.S. dollar denominated fixed rate debt	**175,000**	209,700
Accrued finance expense	**3,197**	2,184
Debt issuance costs	**(1,105)**	—
Total debt	**412,092**	211,884
Short-term debt and current portion of long-term debt	**3,197**	2,184
Long-term portion of debt	**408,895**	209,700

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:

(in thousands of $)	December 31, 2022	Proceeds	Repayments	December 31, 2023
U.S. dollar denominated floating rate debt				
$539.9 million Shareholder loan facility	—	235,000	—	**235,000**
Total U.S. dollar denominated floating rate debt	—	235,000	—	**235,000**
U.S. dollar denominated fixed rate debt				
$275.0 million revolving credit facility	209,700	99,700	(134,400)	**175,000**
Total U.S. dollar denominated fixed rate debt	209,700	99,700	(134,400)	**175,000**
Accrued finance expense	2,184			**3,197**
Debt issuance costs	—			**(1,105)**
Total debt	211,884	334,700	(134,400)	412,092

Proceeds and repayments of debt in the year ended December 31, 2022 are summarized as follows:

(in thousands of $)	December 31, 2021	Proceeds	Repayments	December 31, 2022
U.S. dollar denominated fixed rate debt				
$275.0 million revolving credit facility	209,700	—	—	**209,700**
Total U.S. dollar denominated fixed rate debt	209,700	—	—	**209,700**
Accrued finance expense	2,184			**2,184**
Total debt	211,884	—	—	**211,884**

Proceeds and repayments of debt in the year ended December 31, 2021 are summarized as follows:

(in thousands of $)	January 1, 2021	Proceeds	Repayments	December 31, 2021
U.S. dollar denominated fixed rate debt				
$275.0 million revolving credit facility	60,000	149,700	—	**209,700**
Total U.S. dollar denominated fixed rate debt	60,000	149,700	—	**209,700**
Secured borrowings	6,251	3,481	(9,732)	—
Accrued finance expense	625			**2,184**
Total debt	66,876	153,181	(9,732)	**211,884**

$275.0 million revolving credit facility
In June 2016, Frontline plc signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, Frontline plc's largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date and was repayable in full on the 18 months anniversary of the first utilization date. There were no scheduled loan repayments before this date. The facility does not include any financial covenants.

In November 2022, Frontline plc extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. The balance outstanding of $209.7 million is included in long-term debt as of December 31, 2022.

In February and June 2023, Frontline plc repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, Frontline plc extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, Frontline plc drew down $99.7 million under the facility. Up to $100.0 million remained available to be drawn as of December 31, 2023. The balance outstanding of $175.0 million was included in long-term debt as of December 31, 2023. In April 2024, the Company repaid $100.0 million under the facility.

$539.9 million Shareholder loan
In November 2023, Frontline plc entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen. The facility has a tenor of 5 years and carries an interest rate of SOFR plus a margin. In December 2023, Frontline plc drew down $235.0 million under the facility. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, Frontline plc drew down $60.0 million.

Secured borrowings
As of January 1, 2021, Frontline plc had entered into a forward contract to repurchase the shares of Golden Ocean in March 2021 for $6.2 million, with the shares recorded in marketable securities and a liability recorded as of January 1, 2021 within short-term debt for $6.3 million, after adjusting for the effect of foreign exchange. Frontline plc was required to post collateral of 20% of the total repurchase price for the duration of the agreement which was held in restricted cash as of January 1, 2021. In the year ended December 31, 2021, Frontline plc sold the Golden Ocean shares previously held as marketable securities.

Frontline plc paid no debt arrangement fees in the year ended December 31, 2023 (2022, 2021: nil).

11.   FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

(in thousands of $)	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit and loss account				
Marketable securities	**5,674**	**5,674**	235,511	235,511
Financial assets not measured at fair value				
Cash and cash equivalents	**24,024**	**24,024**	1,643	1,643
Trade and other receivables	**524**	**524**	568	568
Financial liabilities not measured at fair value				
Trade and other payables	**9,045**	**9,045**	9,812	9,812
Floating rate debt	**236,360**	**236,360**	—	—
Fixed rate debt	**176,837**	**184,462**	211,884	212,203

(in thousands of $)	Dec 31, 2023 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit and loss account				
Marketable securities	**5,674**	5,674	—	—
Financial assets not measured at fair value				
Cash and cash equivalents	**24,024**	24,024	—	—
Financial liabilities not measured at fair value				
Floating rate debt	**236,360**	—	236,360	—
Fixed rate debt	**184,462**	—	—	184,462

(in thousands of $)	Dec 31, 2022 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit and loss account				
Marketable securities	**235,511**	235,511	—	—
Financial assets not measured at fair value				
Cash and cash equivalents	**1,643**	1,643	—	—
Financial liabilities not measured at fair value				
Fixed rate debt	**212,203**	—	—	212,203

Measurement of fair values

Valuation techniques and significant observable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant inputs that were used.

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant inputs that were used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant observable inputs
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant observable inputs
Floating rate debt	Discounted cash flow.	Not applicable.
Fixed rate debt	Discounted cash flow.	Discount rate.

Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (level 1).

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2023 and 2022.

Financial risk management

In the course of its normal business, Frontline plc is exposed to the following risks:

- Credit risk
- Liquidity risk
- Market risk (interest rate risk, foreign currency risk and price risk)

Frontline plc's activities do not substantially differ from the Frontline's group. See Note 19 Financial Instruments - Fair Values And Risk Management in the Consolidated financial statements.

The following are the remaining contractual maturities of financial liabilities:

(in thousands of $)	Note	Carrying Value	Contractual cash flows at December 31, 2023			
			Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities						
Floating rate debt	10	236,360	236,360	1,360	—	235,000
Interest on floating rate debt	10	—	84,612	17,813	66,799	—
Fixed rate debt	10	176,837	176,837	1,837	175,000	—
Interest on fixed rate debt	10	—	32,131	12,395	19,736	—
Trade and other payables	9	8,770	8,770	8,770	—	—

(in thousands of $)	Note	Carrying Value	Contractual cash flows at December 31, 2022			
			Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities						
Fixed rate debt	10	211,884	211,884	2,184	209,700	—
Interest on fixed rate debt	10	—	20,960	12,342	8,618	—
Trade and other payables	9	8,123	8,123	8,123	—	—

12. SHARE CAPITAL

The authorized share capital of Frontline plc as of December 31, 2023 is $600,000,000 (2022: $600,000,000) divided into 600,000,000 shares (2022: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2022 and 2023.

ATM program

In June 2020, Frontline plc entered into an equity distribution agreement with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of ordinary shares of the Company through an at-the-market offering program (the "ATM program"). In the year ended December 31, 2021, the Company issued 5,499,658 shares for combined gross proceeds of $51.2 million.

The movement in the number of shares outstanding during the years ended December 31, 2023, 2022 and 2021 are as follows:

Outstanding shares at January 1, 2021	**197,692,321**
Shares issued under ATM program	5,499,658
Shares issued on exercise of options (see Note 13)	339,000
Outstanding shares at December 31, 2021	**203,530,979**
Shares issued in connection with Euronav share acquisition (see Note 6)	19,091,910
Outstanding shares at December 31, 2022 and 2023	**222,622,889**

	2023	2022	2021
Cash dividends paid per share	**$2.87**	$0.15	—

13. SHARE OPTIONS

Frontline plc's share option scheme, or Frontline Scheme, permits the Board of Directors, at its discretion, to grant options to acquire shares in Frontline plc to employees and directors of Frontline plc or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by Frontline plc in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the nominal value of the share. The vesting periods of options granted under the Frontline Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, unissued or treasury shares of Frontline plc may be used to satisfy exercised options. As of December 31, 2023 and 2022 there were no options outstanding under this scheme. The scheme was closed to new option grants in 2019.

In the year ended December 31, 2021, Frontline plc issued 339,000 ordinary shares for proceeds of $1.9 million under its share option scheme at a strike price of $5.70 per share. The shares were issued to John Fredriksen (198,000 shares), Inger M. Klemp (120,000 shares), and Ola Lorentzon (21,000 shares). In the year ended December 31, 2021, 130,000 options were exercised and settled for a cash payment of $0.3 million.

In December 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees of its subsidiaries and board members according to the rules of Frontline plc's synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The synthetic options will be settled in cash based on the difference between the market price of Frontline plc's shares and the exercise price on the date of exercise, and as such, have been classified as a liability. 400,000 of these synthetic options have been awarded to board members of Frontline plc and the remaining liability is included in Investments in Subsidiaries.

The synthetic options have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues for the options granted. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by Frontline plc from the date of grant to the exercise date. It was assumed that all of the options granted will vest.

The initial exercise price for the synthetic options granted was reduced by the amount of dividends paid after the date of grant. As of December 31, 2023, 220,000 of these options had vested. As of December 31, 2023, 80,000 options had been forfeited and 44,000 options were exercised for a cash payment of $0.5 million. As of December 31, 2023, 132,000 options remained exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $2.5 million for the year ended December 31, 2023.

As of December 31, 2023, the weighted average exercise price of the outstanding options was $4.48, the weighted average exercise price of the exercisable options was $4.13 and Frontline's share price was $20.05.

The weighted average fair value of the synthetic options was $6.54 per share. The synthetic options had a fair value of $4.4 million as of December 31, 2023 and Frontline plc recorded a liability of $3.7 million as of December 31, 2023. The intrinsic value of liabilities which had vested as of December 31, 2023 was $2.1 million.

14. RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES

Frontline plc, through its subsidiaries, transact business with the following related parties and affiliated companies, an affiliated company being a company in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS.

In the year ended December 31, 2023, Frontline plc recognized interest expense of $11.7 million (2022: $13.3 million, 2021: $8.2 million) in relation to senior unsecured facility agreement with an affiliate of Hemen. In the year ended December 31, 2023, Frontline plc recognized interest expense of $0.3 million (2022, 2021: nil) in relation to the subordinated unsecured shareholder loan from Hemen.

A summary of Frontline plc's subsidiary transactions with related parties and affiliated companies is provided in Note 22 of the Consolidated Financial Statements of Frontline.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies at December 31, 2023 and December 31, 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
Other related parties and affiliated companies	27	9
	27	9

The Company had nil balance related party and affiliated company payables at December 31, 2023 and December 31, 2022.

A summary of debt due to related parties and affiliated companies at December 31, 2023 and 2022 was as follows:

(in thousands of $)	December 31, 2023	December 31, 2022
Shareholder loan facility	235,000	—
Revolving credit facility	175,000	209,700
	410,000	209,700

Refer to Note 10 for further details of loan facilities.

Other transactions

Refer to Note 6 and 12 for further details of shares issued to Hemen in connection with the Euronav share acquisition.

Refer to Note 15 for further details of guarantees related to bunker supply arrangements with TFG Marine.

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:

(in thousands of $)	**2023**	2022	2021
Total remuneration	**3,530**	3,144	425

The Directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually by the AGM. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

(in thousands of $)	**2023**	2022	2021
Total fixed remuneration	**514**	465	329
Total variable remuneration	**3,016**	2,679	96
of which:			
Share based payments	**3,016**	2,679	96

Refer to Note 13 for further details of the synthetic option scheme.

15.   COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, Frontline plc has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine, a related party. As of December 31, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2023.

Refer to Note 6 for details of the remaining commitments related to the Acquisition. On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with Euronav. As part of the overall agreements, all rights and claims that Euronav had concerning the entering into, performance and termination of the combination agreement with Euronav and the arbitration action filed by Euronav in January 2023 following Frontline's withdrawal from the combination agreement were terminated, against nil cash consideration.

16.   SUBSEQUENT EVENTS

In February 2024, the Board of Directors declared a dividend of $0.37 per share for the fourth quarter of 2023. The record date for the dividend was March 15, 2024, the ex-dividend date was March 14, 2024, and the dividend was paid on March 27, 2024.

Refer to Note 10 for details of other transactions that have concluded subsequent to December 31, 2023 pertaining to financing.



Independent Auditor's Report
To the Members of Frontline Plc

Report on the Audit of the Consolidated Financial Statements and the Parent Company Financial Statements

Opinion

In our opinion, the accompanying consolidated financial statements of Frontline Plc and its subsidiaries (together the "Group") and the parent company financial statements of Frontline Plc (the "Company") give a true and fair view of the financial position of the Group and the Company as at 31 December 2023, and of their consolidated and parent company financial performance and their consolidated and parent company cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.

What we have audited

We have audited the consolidated financial statements and the parent company financial statements which are presented in pages 47 to 115 and comprise:

- the consolidated statement of financial position and the statement of financial position of the Company as at 31 December 2023;

- the consolidated statement of profit or loss and the statement of profit or loss of the Company for the year then ended;

- the consolidated statement of comprehensive income and the statement of comprehensive income of the Company for the year then ended;

- the consolidated statement of cash flows and the statement of cash flows of the Company for the year then ended;

- the consolidated statement of changes in equity and the statement of changes in equity of the Company for the year then ended; and

- the notes to the consolidated financial statements and the parent company financial statements, which include a summary of significant accounting policies.

The financial reporting framework that has been applied in the preparation of the consolidated financial statements and the parent company financial statements is International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.

PricewaterhouseCoopers Ltd, City House, 6 Karaiskakis Street, CY-3032 Limassol, Cyprus
P O Box 53034, CY-3300 Limassol, Cyprus
T: +357 25 - 555 000, F: +357 - 25 555 001, www.pwc.com.cy



Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and the Parent Company Financial Statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group and the Company throughout the period of our appointment in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements and the parent company financial statements in Cyprus and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

Key audit matters incorporating the most significant risks of material misstatements, including assessed risk of material misstatements due to fraud

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements and the parent company financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements and the parent company financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How our audit addressed the Key Audit Matter
Impairment indicator assessment for the Group's Vessels and equipment and the Company's investments in subsidiaries As described in Note 12 to the consolidated financial statements, the Group's Vessels and equipment was $4,633.2 million as of December 31, 2023. As described in Note 8 to the parent company financial statements, the Company's Investment in subsidiaries was $2,668.7 million as of December 31, 2023. Management reviews the carrying amount of vessels for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit might not be recoverable. Indicators of impairment are identified by management based on a combination of internal and external factors which include significant management judgments and assumptions, related to the development of estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted time charter equivalent rates ("TCE rates").	Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements and parent company financial statements. These procedures included testing the design and operating effectiveness of controls related to management's impairment indicator assessment for Vessels, including controls over development of estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted TCE rates. These procedures also included, among others, testing management's process for assessing impairment indicators; testing the completeness, accuracy and relevance of underlying data and evaluating the significant assumptions used by management.



The principal considerations for our determination that performing procedures relating to the impairment assessment for Vessels held and used by the Group is a key audit matter is the significant judgment applied by management in assessing the impairment indicators. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the significant assumptions used by management, related to estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted TCE rates. As the Company uses the equity accounting to account for its investment in subsidiaries in the parent company financial statements, the above key audit matter applies equally to the Company's "Investment in subsidiaries".	Evaluating management's assumptions related to estimated market values received from independent ship brokers of the vessels, as well as negative developments in forecasted TCE rates, included evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. We also evaluated the competence, capability and objectivity of the independent ship brokers used by management. We read Note 12 to the consolidated financial statements and Note 8 to the parent company financial statements and assessed the content as appropriate. No matters of consequence arose from our procedures.

Reporting on other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the Statement of the Members of the Board of Directors and Other Responsible Persons of the Company for the Financial Statements, the Corporate Governance Report, the Remuneration Report and the Management Report but does not include the consolidated financial statements and the parent company financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements and the parent company financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent company financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements and the parent company financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the Consolidated Financial Statements and the Parent Company Financial Statements

The Board of Directors is responsible for the preparation of the consolidated financial statements and the parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements and parent company financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the consolidated financial statements and the parent company financial statements, the Board of Directors is responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group and the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's and the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and the Parent Company Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent company financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and the parent company financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements and the parent company financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's and the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

- Conclude on the appropriateness of the Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements and the parent company financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of consolidated financial statements and parent company financial statements, including the disclosures, and whether the consolidated financial statements and the parent company financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.



- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements and the parent company financial statements of the current period and are therefore the key audit matters.

Report on Other Legal and Regulatory Requirements

Pursuant to the requirements of Article 10(2) of the EU Regulation 537/2014 we provide the following information in our Independent Auditor's Report, which is required in addition to the requirements of International Standards on Auditing.

Appointment of the Auditor and Period of Engagement

We were first appointed as auditors of the Company on 20 December 2022 at the Special General Meeting of Shareholders, for the audit of the consolidated financial statements and the parent company financial statements for the year ended 31 December 2022. Our appointment represents a total period of uninterrupted engagement appointment of 2 years.

Consistency of the Additional Report to the Audit Committee

We confirm that our audit opinion on the consolidated financial statements and the parent company financial statements expressed in this report is consistent with the additional report to the Audit Committee of the Company, which we issued on 22 April 2024 in accordance with Article 11 of the EU Regulation 537/2014.

Provision of Non-audit Services

We declare that no prohibited non-audit services referred to in Article 5 of the EU Regulation 537/2014 and Section 72 of the Auditors Law of 2017 were provided. In addition, there are no non-audit services which were provided by us to the Group or to the Company and which have not been disclosed in the consolidated financial statements and the parent company financial statements or the management report.



European Single Electronic Format

We have examined the digital files of the European Single Electronic Format (ESEF) of Frontline Plc for the year ended 31 December 2023 comprising an XHTML file which includes the consolidated and parent company financial statements for the year then ended and XBRL files with the marking up carried out by the entity of the consolidated statement of financial position as at 31 December 2023, and the consolidated statement of profit or loss and, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and all disclosures made to the consolidated financial statements or made by cross-reference therein to other parts of the annual financial report for the year ended 31 December 2023 that correspond to the elements of Annex II of the EU Delegated Regulation 2019/815 of 17 December 2018 of the European Commission, as amended from time to time (the "ESEF Regulation") (the "digital files").

The Board of Directors of Frontline Plc is responsible for preparing and submitting the consolidated and parent company financial statements for the year ended 31 December 2023 in accordance with the requirements set out in the ESEF Regulation.

Our responsibility is to examine the digital files prepared by the Board of Directors of Frontline Plc. According to the Audit Guidelines issued by the Institute of Certified Public Accountants of Cyprus (the "Audit Guidelines"), we are required to plan and perform our audit procedures in order to examine whether the content of the consolidated and parent company financial statements included in the digital files correspond to the consolidated and parent company financial statements we have audited, and whether the format and marking up included in the digital files have been prepared in all material respects, in accordance with the requirements of the ESEF Regulation.

In our opinion, the digital files examined correspond to the consolidated and parent company financial statements, and the consolidated financial statements included in the digital files, are presented and marked-up, in all material respects, in accordance with the requirements of the ESEF Regulation.

Other Legal Requirements

Pursuant to the additional requirements of the Auditors Law of 2017, we report the following:

- In our opinion, based on the work undertaken in the course of our audit, the management report has been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and the information given is consistent with the consolidated financial statements and the parent company financial statements.

- In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the management report. We have nothing to report in this respect.

- In our opinion, based on the work undertaken in the course of our audit, the information included in the corporate governance statement in accordance with the requirements of subparagraphs (iv) and (v) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113, have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and is consistent with the consolidated financial statements and the parent company financial statements.

- In our opinion, based on the work undertaken in the course of our audit, the corporate governance statement includes all information referred to in subparagraphs (i), (ii), (iii), (vi) and (vii) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113.

- In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the corporate governance statement in relation to the information disclosed for items (iv) and (v) of subparagraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113. We have nothing to report in this respect.



Other Matter

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Article 10(1) of the EU Regulation 537/2014 and Section 69 of the Auditors Law of 2017 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whose knowledge this report may come to.

The engagement partner on the audit resulting in this independent auditor's report is Tasos Nolas.

Tasos Nolas
Certified Public Accountant and Registered
Auditor for and on behalf of

PricewaterhouseCoopers Limited
Certified Public Accountants and Registered
Auditors

City House, 6 Karaiskakis Street,
CY-3032 Limassol, Cyprus

26 April 2024